                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM CB

                 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

 Securities Act Rule 801 (Rights Offering)                                 [ ]

 Securities Act Rule 802 (Exchange Offer)                                  [X]

 Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)                       [ ]

 Exchange Act Rule 14d-1(c) (Third Party Tender Offer)                     [ ]

 Exchange Act Rule 14e-2(d) (Subject Company Response)                     [ ]

 Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party thatis not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act.


                          RICOH ELEMEX KABUSHIKI KAISHA
   --------------------------------------------------------------------------
                            (Name of Subject Company)

                            RICOH ELEMEX CORPORATION
   --------------------------------------------------------------------------
      (Translation of Subject Company's Name into English (if applicable))

                                      Japan
   --------------------------------------------------------------------------
        (Jurisdiction of Subject Company's Incorporation or Organization)

                             KABUSHIKI KAISHA RICOH
   --------------------------------------------------------------------------
                       (Name of Person(s) Furnishing Form)

                                  Common Stock
   --------------------------------------------------------------------------
                     (Title of Class of Subject Securities)

                                 Not Applicable
   --------------------------------------------------------------------------
              (CUSIP Number of Class of Securities (if applicable))

                                 Ken-ichi Genma
          Director, Executive Director and General Manager of Business
                            Administration Department
                          RICOH ELEMEX KABUSHIKI KAISHA
          14-29, Uchiyama 2-chome, Chikusa-ku, Nagoya, Aichi, 464-0075
                        Telephone Number: +81-52-734-0260
   --------------------------------------------------------------------------
           (Name, Address (including zip code) and Telephone Number
      (including area code) of Person(s) Authorized to Receive Notices and
                  Communications on Behalf of Subject Company)

                                  June 4, 2008
   --------------------------------------------------------------------------
                  (Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

ITEM 1. HOME JURISDICTION DOCUMENTS

(a) See Exhibit 1.
(b) Not applicable.

ITEM 2. INFORMATIONAL LEGENDS

Included in document attached hereto as Exhibit 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on June 4, 2008.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Zenji Miura
                                        ----------------------------------------
                                        (Signature)

                                        Zenji Miura, Director, Chief Financial
                                        Officer, Corporate Executive Vice
                                        President
                                        ----------------------------------------
                                        (Name and Title)

                                        June 4, 2008
                                        ----------------------------------------
                                        (Date)

EXHIBIT   DESCRIPTION                                                PAGE NO.
-------   --------------------------------------------------------   -----------
1         NOTICE OF 107TH ORDINARY GENERAL MEETING OF SHAREHOLDERS      5

                                    EXHIBIT 1

            NOTICE OF 107TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

                            RICOH ELEMEX CORPORATION

                           Notice to U.S. Shareholders
                           ---------------------------

..    The proposed exchange offer described in this "NOTICE OF 107TH ORDINARY
     GENERAL MEETING OF SHAREHOLDERS" is made for the securities of a foreign company. This offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

..    It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgement.

..    You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

(TRANSLATION)

                                                         (Securities Code: 7765)
                                                                    June 4, 2008

                                    NOTICE OF
                 107TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders,

Ricoh Elemex Corporation (the "Company") would hereby like to inform you that the 107th Ordinary General Meeting of Shareholders will be held as follows, and would be grateful if you could attend the meeting.

If you are unable to attend the meeting on the day, please consider the appended Reference Material, indicate your approval or disapproval for each of the proposals on the voting form enclosed herewith, and return that form to arrive no later than 5:40 p.m. on Wednesday, June 25, 2008.

                                        Yours faithfully,

                                        Makoto Hashimoto

                                        President and Chief Executive Officer
                                        RICOH ELEMEX CORPORATION
                                        2-14-29 Uchiyama, Chikusa-ku, Nagoya

1. DATE AND TIME:       Thursday, June 26, 2008, from 10:00 a.m.

2. VENUE:               Special Conference Room, Main Building 5F, Aichi
                        Industrial and Commerce Hall, 3-1-6 Marunouchi, Naka-ku,
                        Nagoya

3. PURPOSE:
ITEMS TO BE REPORTED:   1.   The Business Report, Consolidated Financial
                             Statements and results of auditing consolidated financial statements by account auditors and the Board of Corporate Auditors for the 107th business period (from April 1, 2007 to March 31, 2008)

                        2. The Non-Consolidated Financial Statements for the 107th business period (from April 1, 2007 to March 31, 2008)

ITEMS TO BE RESOLVED:
   Agenda 1:            Appropriation of Retained Earnings
   Agenda 2:            Approval of Share Exchange Agreement between Ricoh
                        Elemex Corporation and Ricoh Company, Ltd.
   Agenda 3:            Election of One (1) Director
   Agenda 4:            Election of Two (2) Corporate Auditors
   Agenda 5:            Election of One (1) Substitute Corporate Auditor
   Agenda 6:            Payment of Bonuses to Directors

Notes:

1. Shareholders are requested to fill out and submit the appended voting form at the reception desk when attending the meeting.

2. If there is any revision to the Attached Documents or the Reference Material for General Meeting of Shareholders, we will place such revision on the Company's website (http://www.ricohelemex.co.jp).

Attached Documents
------------------

                    BUSINESS REPORT FOR 107TH BUSINESS PERIOD
                        (April 1, 2007 to March 31, 2008)

     (The following is an unofficial English translation of the Reports for the 107th Business Period of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy.)

1.   STATUS OF THE GROUP

(1)  Business progress and results

     In the fiscal year ended March 31, 2008, the Japanese economy basically continued to expand moderately, but its outlook remained uncertain because of the instability of the world financial market caused by the U.S. subprime mortgage crisis and other issues, price hikes of energy and raw materials, and the yen's sharp appreciation.

     Under such circumstances, the Company concentrated its energies on reforming and improving such business activities as development, production, quality control and marketing. The results substantially contributed to its earnings.

     With demand for propane gas meters entering an uptrend phase, we focused on our gas meter "QREX" in all aspects, including development and quality, resulting in the meter significantly contributing to pushing up our overall sales and profits. Sales of the component business, centering on automotive engine parts, as well as copiers and information equipment were also steady. Meanwhile, sales of water supply equipment, for which we pursued profit orders, and industrial equipment, which was affected adversely by customers' reviews of capital expenditure, decreased. Accordingly, overall sales remained almost unchanged from the previous year.

     In terms of profits, we made all-out efforts to reform and improve production costs and sales efficiency for our main products.

     As a result, consolidated net sales declined slightly by Yen 897 million (or 1.1%) year-on-year to Yen 77,335 million in the fiscal year under review. However, operating income surged 109.2% (or Yen 1,851 million) to Yen 3,545 million, attaining a record high, and ordinary income jumped 56.6% (or Yen 1,160 million) to Yen 3,210 million. Net income also soared 235.4% (or Yen 1,460 million) to Yen 2,081 million.

     By business segment, sales of copier products declined Yen 908 million (or 2.4%), while sales of information equipment rose, helped by robust sales of GELJET printers.

     As for other operations that handle product lines of health care and environment equipment in the information and environment business, the Company separated its environment business department, which ANDES Electric Co., Ltd. succeeded on January 1, 2008, and sales dropped.

     As a result, net sales in the information and environment business were Yen 52,822 million, down Yen 764 million (or 1.4%).

     With regard to the precision equipment business, sales of measurement equipment went down owing to profit-oriented, selective orders by water works companies, despite a rising demand for propane gas meters.

     Sales of special equipment increased thanks to a rise in orders from the Ministry of Defense and other organizations.

     Sales of the watches grew owing to a steady OEM supply of mainstay movements.

     In the field of parts and industrial facilities, consisting of processed components, for which precision processing technology is used, and industrial equipment, sales of mainstay parts for the auto industry were robust, while sales of industrial equipment shrank affected by customers' reviews of capital expenditure.

     As a result, net sales of the precision equipment business decreased Yen 128 million (or 0.5%) to Yen 24,489 million.

     Sales by business segment of the Group are as follows:

                                                                                                    (Millions of yen, %)
                                       ---------------------------------------------------------------------------------
                                                                                                      107th term (fiscal
                                         104th term           105th term            106th term        year under review)
                                       ---------------------------------------------------------------------------------
                                       Apr. 1, 2004 to     Apr. 1, 2005 to       Apr. 1, 2006 to       Apr. 1, 2007 to
                                        Mar. 31, 2005       Mar. 31, 2006         Mar. 31, 2007         Mar. 31, 2008
                                       ---------------------------------------------------------------------------------
                                                                   Year-on-              Year-on-              Year-on-
              Category                      Amount       Amount   year ratio   Amount   year ratio   Amount   year ratio
------------------------------------------------------------------------------------------------------------------------
   Copier products                           34,931      34,803       99.6     38,232      109.9     37,323       97.6
   Information equipment                     10,403       7,767       74.7     13,997      180.2     14,360      102.6
   Educational products                       2,384         979       41.1         --         --         --         --
   Others                                     1,483       1,139       76.8      1,356      119.1      1,137       83.9
Information and environment business         49,203      44,690       90.8     53,586      119.9     52,822       98.6
   Measurement equipment                     10,892      11,558      106.1     13,252      114.7     12,973       97.9
   Special equipment                          4,476       4,536      101.3      5,432      119.8      5,683      104.6
   Watches                                    2,777       2,745       98.8      2,249       81.9      2,339      104.0
   Parts and industrial facilities            2,562       2,880      112.4      3,684      127.9      3,492       94.8
Precision equipment business                 20,709      21,721      104.9     24,618      113.3     24,489       99.5
Other businesses                                 24          26      109.3         28      106.5         23       83.7
Total                                        69,937      66,438       95.0     78,233      117.8     77,335       98.9

(2)  Capital expenditure and fund procurement

     In the fiscal year under review, capital expenditure amounted to Yen 1,164 million (including intangible assets and leased assets), which was spent mainly on mass production of precision equipment such as CNC automatic lathes, molds for gas meters, and molds at overseas manufacturing bases. We used our own funds for these capital expenditure.

(3)  Issues to be tackled

     The matters that the Group regards as priority issues are: a further reduction in production costs for copiers and information equipment; study of a business structure for propane gas meters in case demand for the measurement equipment enters a downtrend phase; and expansion of the component business centering on automobiles. We will deal with these issues as described below.

     (i) To further develop our core technologies which we focus on as means of greatly differentiating ourselves from our rivals.

     (ii) To provide customers with high-quality products, by giving top priority to customers' needs and better quality.

     (iii) To realize the highest productivity among Ricoh Group companies by achieving ultra-low costs.

     (iv) To further improve our earnings structure by making strategic investments in growth businesses.

     (v) To focus on discovering talented personnel, hiring and training them, and assigning them to the right positions to fully utilize their talents.

     (vi) To enhance compliance measures and contribute to the society.

(4)  Trends in Assets and profit/loss

     The trends in assets and profit/loss over the past four years, including the year under review, are as shown in the table below.

     (i)  Trends in assets and profit/loss of the Group

                                                                                           (Millions of yen, %)
                              ---------------------------------------------------------------------------------
                                                                                             107th term (fiscal
                                 104th term          105th term           106th term         year under review)
                              ---------------------------------------------------------------------------------
                              Apr. 1, 2004 to     Apr. 1, 2005 to       Apr. 1, 2006 to       Apr. 1, 2007 to
                               Mar. 31, 2005       Mar. 31, 2006         Mar. 31, 2007         Mar. 31, 2008
                              ---------------------------------------------------------------------------------
                                                          Year-on-              Year-on-              Year-on-
          Category                Amount        Amount   year ratio   Amount   year ratio   Amount   year ratio
---------------------------------------------------------------------------------------------------------------
Net sales                              69,937   66,438         95.0   78,233        117.8   77,335         98.9
Ordinary income                           909      717         78.9    2,050        285.8    3,210        156.6
Net income (loss)                         320     (409)          --      620           --    2,081        335.4
Net income (loss) per share             13.42   (18.17)          --    27.56           --    92.56        335.9
Total assets                           49,874   47,167         94.6   47,149        100.0   47,832        101.4
Net assets                             22,616   22,209         98.2   22,826        102.8   24,409        106.9

Notes:

1. Until the 105th term, we had calculated net income per share by deducting the amount not belonging to ordinary shareholders (bonuses to Directors) from net income.

2. Beginning in the 106th term, the Group adopted the "Accounting Standards for Presentation of Net Assets in the Balance Sheets" (ASBJ Statement No. 5, December 9, 2005) and the "Guidelines on Accounting Standards for Presentation of Net Assets in the Balance Sheets" (ASBJ Guideline No. 8, December 9, 2005).

     (ii) Trends in assets and profit/loss of the Company


                                                                                           (Millions of yen, %)
                              ---------------------------------------------------------------------------------
                                                                                             107th term (fiscal
                                 104th term          105th term            106th term        year under review)
                              ---------------------------------------------------------------------------------
                              Apr. 1, 2004 to     Apr. 1, 2005 to       Apr. 1, 2006 to      Apr. 1, 2007 to
                               Mar. 31, 2005       Mar. 31, 2006         Mar. 31, 2007        Mar. 31, 2008
                              ---------------------------------------------------------------------------------
                                                          Year-on-              Year-on-              Year-on-
         Category                   Amount      Amount   year ratio   Amount   year ratio   Amount   year ratio
---------------------------------------------------------------------------------------------------------------
Net sales                           64,773      62,593      96.6      75,005      119.8     70,178       93.6
Ordinary income                        705         474      67.3       1,243      262.1      1,698      136.5
Net income (loss)                      557      (1,260)       --         369         --      1,210      327.8
Net income (loss) per share          24.04      (55.93)       --       16.41         --      53.85      328.2
Total assets                        47,660      45,614      95.7      44,368       97.3     42,651       96.1
Net assets                          23,064      21,779      94.4      22,025      101.1     22,651      102.8

Notes:

1. Until the 105th term, we had calculated net income per share by deducting the amount not belonging to ordinary shareholders (bonuses to Directors) from net income.

2. Beginning in the 106th term, the Group adopted the "Accounting Standards for Presentation of Net Assets in the Balance Sheets" (ASBJ Statement No. 5, December 9, 2005) and the "Guidelines on the Accounting Standards for Presentation of Net Assets in the Balance Sheets" (ASBJ Guideline No. 8, December 9, 2005).

(5)  Parent company and major subsidiaries

     (i)  Relationship with the parent company

          The parent of the Company is Ricoh Company, Ltd., which owns 12,579,000 shares (50.8% stake) in the Company (including those held by subsidiaries of Ricoh Company, Ltd.)

               As an important production subsidiary of the Ricoh Group, the Company supplies Ricoh Company, Ltd. with peripheral devices of office equipment.

     (ii) Major subsidiaries

                     Name                       Paid-in capital   Investment ratio (%)              Principle business
--------------------------------------------------------------------------------------------------------------------------------
Ricoh Elemex AT Corporation                      Yen 30 million           100%           Production and sales of precision parts
Rex General Service Corporation                  Yen 20 million           100%           Logistics in the premises and insurance
                                                                                         agency
Ricoh Elemex (HK) Ltd.                            HK$5,000,000            100%           Sales of office equipment and precision
                                                                                         parts
Ricoh Eleme Office Machine (HK) Ltd.              HK$1,000,000          (Note 1)         Sales of office equipment
Ricoh Elemex (Shenzhen) Co., Ltd.                 US$3,200,000          (Note 2)         Production and sales of office equipment
                                                                                         and precision machines
Dongguan Ricoh Eleme Office Machine Co., Ltd.     HK$7,500,000          (Note 3)         Production of office equipment

Notes:

1. Ricoh Elemex (HK) Ltd., a subsidiary of the Company, holds all the outstanding shares of Ricoh Eleme Office Machine (HK) Ltd.

2. Ricoh Elemex (HK) Ltd., a subsidiary of the Company holds 90% of the outstanding shares of Ricoh Elemex (Shenzhen) Co., Ltd.

3. Ricoh Eleme Office Machine (HK) Ltd., a subsidiary of the Company, holds 90% of the outstanding shares of

     Dongguan Ricoh Eleme Office Machine Co., Ltd.

               Consolidated net sales declined Yen 897 million (or 1.1%) year-on-year to Yen 77,335 million in the fiscal year. However, ordinary income jumped Yen 1,160 million (or 56.6%) to Yen 3,210 million. Net income also soared Yen 1,460 million (or 235.4%) to Yen 2,081 million.

(6)  Main business

     The Group manufactures and sells the following products.

     Information and environment business:

     Copier products, information equipment, healthcare and environment products such as air purifiers, scalp purifiers and oral irrigators

     Precision equipment business:

     Measurement equipment such as water meters, propane gas meters and gas suppliers, special equipment, watches, precision-processed parts and industrial facilities

(7)  Principle offices and plants
     Head office of the Company:     2-14-29 Uchiyama, Chikusa-ku, Nagoya
     Domestic sales bases:           The Company: Tokyo Office (Shinagawa-ku,
                                     Tokyo)
                                     The Company: Osaka Office (Suita, Osaka)
     Overseas sales base:            Ricoh Elemex (HK) Ltd. (China)
     Domestic manufacturing bases:   The Company: Ena Plant (Ena, Gifu)
                                     The Company: Okazaki Plant (Okazaki, Aichi)
     Overseas manufacturing base:    Ricoh Elemex (Shenzhen) Co., Ltd. (China)

(8)  Employees

     Number of employees   Change from the end of the previous fiscal year
     ---------------------------------------------------------------------
            2,219                          161 (decrease)

     Note: The number of employees excludes temporary employees (the average number of such employees hired during the term was 1,230).

2.   SHAREHOLDERS' EQUITY

(1)  Total number of shares authorized to be issued:   50,000,000

(2)  Total number of shares issued:                    24,744,017

(3)  Number of shareholders:                                3,391

(4)  Major shareholders:

                                                       Shareholders' stake in the Company
                        Name                                  (thousands of shares)
-----------------------------------------------------------------------------------------
Ricoh Company, Ltd.                                                  12,545
The Master Trust Bank of Japan, Ltd. (trust account)                    843
Goldman Sachs International                                             833
Nippon Life Insurance Company                                           589
Ricoh Elemex Client Stock Ownership Association                         542
Japan Trustee Service Bank, Ltd. (trust account)                        452
Ricoh Elemex Employee Stock Ownership Association                       372
The Aichi Bank, Ltd.                                                    279
Meiji Yasuda Life Insurance Company                                     259

Note: The Company owns 2,268,000 shares of treasury stock.

3.   DIRECTORS AND CORPORATE AUDITORS

(1)  Names of Directors and Corporate Auditors

         Title                  Name         Principal duties and representative positions held at other companies
------------------------------------------------------------------------------------------------------------------
Representative Director   Makoto Hashimoto   President and CEO
------------------------------------------------------------------------------------------------------------------
Director                  Akio Kitazawa      CPO (Chief Production Officer)
                                             General Manager of Information Equipment Division
                                             Director of Rex General Service Corporation
                                             Chairman of Ricoh Elemex (Shenzhen) Co., Ltd.
------------------------------------------------------------------------------------------------------------------
Director                  Kenichi Genma      General Manager of Business Administration Department
                                             Director of Ricoh Elemex (HK) Ltd.
                                             President and Representative Director of Rex General Service
                                             Corporation
------------------------------------------------------------------------------------------------------------------
Director                  Masao Yamauchi     General Manager of Measuring Business Department
------------------------------------------------------------------------------------------------------------------
Director                  Takashi Nakamura   Director, Corporate Executive Vice President of Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------------
Corporate Auditor         Daizaburo Ogata    Full time
------------------------------------------------------------------------------------------------------------------
Corporate Auditor         Daisuke Segawa     Corporate Vice President, General Manager, Finance and Accounting
                                             Division, Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------------
Corporate Auditor         Yasumasa Osada     Manager of Finance Department, Finance and Accounting Division,
                                             Ricoh Company, Ltd.
------------------------------------------------------------------------------------------------------------------

Notes:

1. Corporate Auditors Daisuke Segawa and Yasumasa Osada are Outside Corporate Auditors stipulated in Item 16, Article 2 of the Corporation Law.

2. Corporate Auditors Daisuke Segawa and Yasumasa Osada are well-versed in finance and accounting and have considerable knowledge about finance and accounting.

(2)  Remuneration for Directors and Corporate Auditors


                                  (persons, millions of yen)
------------------------------------------------------------
      Title         Number of recipients   Amount of payment
------------------------------------------------------------
Director                      4                   120
Corporate Auditor             1                    14
Total                         5                   134

Notes:

1. The maximum levels of remuneration for Directors and Corporate Auditors approved at general meetings of shareholders are as follows:

     (1) Directors: Up to Yen 20 million per month (resolved at the ordinary general meeting of shareholders held in June 1998)

     (2) Corporate Auditors: Up to Yen 4 million per month (resolved at the ordinary general meeting of shareholders held in June 1998)

2. The number of recipients represents the total number during the term and differs from the number as of the end of the term.

(3)  Outside Corporate Auditors

     (i) Significant concurrent jobs that Outside Corporate Auditors are engaged in at other companies

      Title               Name       Name of the other company     Concurrent positions at other companies      Relationship
-----------------------------------------------------------------------------------------------------------------------------
Corporate Auditor   Daisuke Segawa      Ricoh Company, Ltd.      Corporate Vice President, General Manager,    Parent company
                                                                 Finance and Accounting Division
-----------------------------------------------------------------------------------------------------------------------------
Corporate Auditor   Yasumasa Osada      Ricoh Company, Ltd.      Manager of Finance Department, Finance and    Parent company
                                                                 Accounting Division
-----------------------------------------------------------------------------------------------------------------------------

     (ii) Concurrent positions as Director in charge of execution of operations, Outside Director, or other post at other companies

      Title              Name        Concurrent positions as Outside Director at other companies
------------------------------------------------------------------------------------------------
Corporate Auditor   Daisuke Segawa   Corporate Auditor of Ricoh Leasing Company, Ltd.
                                     Corporate Auditor of Ricoh Logistics System Co., Ltd.
                                     Corporate Auditor of Ricoh Sales Co., Ltd.
------------------------------------------------------------------------------------------------
Corporate Auditor   Yasumasa Osada   Corporate Auditor of Ricoh Technosystems Co., Ltd.
                                     Corporate Auditor of Ricoh Leasing Company, Ltd.
------------------------------------------------------------------------------------------------

     (iii) Major activities

      Title              Name              Major activities in the fiscal year under review
------------------------------------------------------------------------------------------------
Corporate Auditor   Daisuke Segawa   (Meetings of the Board of Directors)
                                     Participated in the meetings of the Board of Directors held during the fiscal year under review, and made fair
                                     statements from his expert perspective.
                                     (Meetings of the Board of Corporate Auditors)
                                     Participated in the meetings of the Board of Corporate
                                     Auditors held during the fiscal year under review, and made statements about matters concerning the execution of
                                     operations by Corporate Auditors such as auditing methods.
------------------------------------------------------------------------------------------------
Corporate Auditor   Yasumasa Osada   (Meetings of the Board of Directors)
                                     Participated in the meetings of the Board of Directors held during the fiscal year under review, and made fair
                                     statements from his expert perspective.
                                     (Meetings of the Board of Corporate Auditors)
                                     Participated in the meetings of the Board of Corporate
                                     Auditors held during the fiscal year under review, and made statements about matters concerning the execution of
                                     operations by Corporate Auditors such as auditing methods.
------------------------------------------------------------------------------------------------

4.   ACCOUNTING AUDITORS

(1)  Name of the Accounting Auditor

     KPMG AZSA & Co.

(2)  Remuneration for the Accounting Auditor

     (i)  Remuneration for audit operations set forth in Paragraph 1, Article 2
          of the Certified Public Accountant Law:                Yen 37 million

     (ii) Remuneration for audit operations other than above:     Yen 1 million
          Total:                                                 Yen 39 million

Notes:

1. The audit agreements entered into by the Accounting Auditor and the Company do not distinguish between the amount derived from the audit under the Corporation Law and that derived from the audit under the Financial Instruments and Exchange Law. Therefore, the amounts above include the amount derived from the audit under the Financial Instruments and Exchange Law.

2. Major overseas subsidiaries of the Company undergo audits (stipulated in foreign laws equivalent to the Corporation Law or the Financial Instruments and Exchange Law of Japan) by entities other than the Accounting Auditor of the Company (qualified entities with overseas qualifications equivalent to Certified Public Accountants or Accounting Auditors in Japan).

(3)  Non-audit operations

     The Company entrusts the Accounting Auditor with advisory services concerning internal control over financial reporting, that is, operations other than those set forth in Paragraph 1, Article 2 of the Certified Public Accountant Law.

(4) Policy regarding decision to dismiss or not reappoint the Accounting Auditor

     If the Board of Directors determines it necessary, including the case in which it is difficult for Accounting Auditors to properly perform their audit duties, the Board of Directors will propose at a general meeting of shareholders to dismiss or not reappoint those Accounting Auditors, with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

     The Board of Corporate Auditors, by unanimous agreement, will dismiss the Accounting Auditors when it is confirmed that they fall under any item of Paragraph 1, Article 340 of the Corporation Law. In this case, the Corporate Auditor appointed by the Board of Corporate Auditors will report the dismissal and the reasons therefor at the first general meeting of shareholders to be convened after the dismissal.

5.   CORPORATE SYSTEMS AND POLICIES

I.   SYSTEMS TO SECURE APPROPRIATENESS OF OPERATIONS

At its meeting of the Board of Directors held on May 30, 2006, as basic policies for establishing systems to secure the appropriateness of the Company's operations, the Company resolved as follows:

(1) System for ensuring execution of duties by Directors is in conformity with applicable laws, regulations and the Articles of Incorporation

     (i) The Company shall thoroughly promote "Ricoh Group Corporate Social Responsibility (CSR) Charter" and the "Ricoh Group Code of Conduct," which set forth the principles of corporate behavior as a basis for the compliance system.

     (ii) Directors shall discuss and decide significant items regarding management issues of Ricoh Elemex Group according to laws, regulations. Articles of Incorporation and internal rules.

     (iii) The Company shall designate the preparation process, disclosure procedures and persons in charge of information that shall be required to be disclosed in a timely manner, and ensure the correctness, timeliness and completeness of such information.

(2) Systems for retaining and managing information regarding the implementation of Directors' duties

     (i) The Company shall appropriately retain and manage records and proposals related to decisions by Directors in the course of their duties, in compliance with applicable laws, regulations, Articles of Incorporation and internal rules.

     (ii) The Company shall keep all documents so that they can be retrieved and produced when requested by Directors and Corporate Auditors.

(3)  Regulations and other systems regarding risk management for losses

     (i) The Company shall proactively prevent losses based on regulations for risk management.

     (ii) Should losses nevertheless arise, the Company shall make efforts to minimize damage (loss) based on standards prescribing how it should initially react. (iii) The Company shall designate a division to comprehensively ensure its risk management, and develop a management framework to that end.

(4)  Systems to ensure Directors efficiently execute their duties

     (i) The Company shall establish a corporate system with executive officers. The Company shall accelerate management decisions of the Board of Directors by delegating authorities to such executive officers.

     (ii) The Board of Directors shall discuss and determine management issues and clarify its functions and responsibilities.

(5) Systems to ensure appropriate compliance with laws, regulations and Articles of

     Incorporation concerning the performance of employees' duties

     (i) In order to thoroughly implement the "Ricoh Group Corporate Social Responsibility (CSR) Charter," which sets forth the principles of corporate behavior with regard to CSR including compliance, and the "Ricoh Group Code of Conduct," which shows the general rules of conduct for Ricoh Group employees, the Company shall enhance compliance through the establishment and management of a CSR Promotion Department, a hotline for reporting and receiving advice concerning infringement of laws and regulations, and also, the Company shall set up various training programs with the aim of enhancing compliance.

     (ii) As part of enhancement and promotion of internal controls, the Company shall make efforts to improve business processes and construct a framework for internal control throughout the entire Ricoh Group, aiming to comply with laws, norms and internal rules, improve business effectiveness and efficiency, and maintain high reliability of financial reporting, including compliance with Article 404 of the Sarbanes-Oxley Act of 2002 and other relevant laws and regulations.

     (iii) To ensure appropriate internal auditing, an internal auditing department shall examine and evaluate how each division is executing its business based on legal compliance and rational criteria, and audit for improvement.

(6) Systems to ensure correct business standards in the Ricoh Group composed of the Company, parent company and subsidiaries

     (i) The Board of Directors and the Management Committee shall make decisions on important matters and perform management oversight for the Ricoh Elemex Group as a whole.

     (ii) To ensure the efficacy of such efforts, they shall establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

     (iii) The Ricoh Elemex Group shall be in compliance with "Ricoh Group Standard," a set of common rules to be followed by the entire Ricoh Group, and be appropriately engaged in business operations so that the independency of the Ricoh Elemex Group is maintained and highly regarded, and so that its interests are never hampered.

(7)  Matters regarding employees asked to assist auditors in their duties

     If Corporate Auditors ask to have employees assigned to assist them in auditing, the Company shall assign such employees, who shall assist the Corporate Auditors by following their directives.

(8) Matters related to the independence from Directors of Corporate Auditors' staff described in (7) above

     When the employees described in (7) above assist Corporate Auditors in their duties, they shall not be subject to orders given by Directors. In addition, decisions concerning personnel assessments or personnel changes regarding the said employees shall be made only after hearing the opinions of the Corporate Auditors.

(9) Systems to enable Directors or employees to report to Corporate Auditors, and other systems related to reporting to auditors Directors or employees shall report to Corporate Auditors on matters concerning laws and regulations, as well as matters decided by Directors which affect the entire company, the results of internal audits, the status of reporting via the internal reporting system, and matters which auditors have sought reports about.

(10) Systems established to ensure Corporate Auditors efficiently fulfill their auditing responsibilities

     Corporate Auditors shall perform audits thoroughly by attending the meetings of the Board of Directors, Management Committee and other important meetings, receiving reports on the exercise of functions from the Directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

II.  BASIC POLICIES REGARDING CONTROL OF JOINT-STOCK COMPANY

There are no issues especially noted regarding corporate takeover defense measure and other policies.

Note: Fractions are omitted in the figures of this business report. Percentages, however, are rounded to one decimal place.

                           CONSOLIDATED BALANCE SHEET
                             (AS OF MARCH 31, 2008)

                                          (Millions of yen)
-----------------------------------------------------------
                        ITEM                         AMOUNT
-----------------------------------------------------------
                      ASSETS
CURRENT ASSETS                                       32,983
      Cash and deposits                               4,464
      Notes and accounts receivable - trade          12,288
      Inventories                                     6,552
      Deposits                                        7,426
      Deferred tax assets                               351
      Accounts receivable - other                       945
      Other current assets                              959
      Allowance for doubtful accounts                    (4)
NON-CURRENT ASSETS                                   14,848
   PROPERTY, PLANT AND EQUIPMENT                      9,318
         Buildings and structures                     2,677
         Machinery, equipment and vehicles            1,330
         Tools, furniture and fixtures                  836
         Land                                         4,466
         Construction in progress                         7
   INTANGIBLE ASSETS                                    157
         Software                                       123
         Telephone subscription rights, other            33
   INVESTMENTS AND OTHER ASSETS                       5,372
          Investment securities                         507
          Long-term prepaid expenses                    535
          Deferred tax assets                         4,139
          Other investments                             379
          Allowance for doubtful accounts              (189)
-----------------------------------------------------------
             TOTAL ASSETS                            47,832
-----------------------------------------------------------
                    LIABILITIES
CURRENT LIABILITIES                                  18,976
      Notes and accounts payable - trade             11,131
      Payment due                                     5,385
      Income taxes payable                              190
      Allowance for bonuses                             938
      Allowance for Directors' bonuses                   26
      Other current liabilities                       1,304
NON-CURRENT LIABILITIES                               4,446
      Allowance for retirement benefits               4,375
      Other non-current liabilities                      70
-----------------------------------------------------------
             TOTAL LIABILITIES                       23,422
-----------------------------------------------------------
                NET ASSETS
SHAREHOLDERS' EQUITY                                 24,470
      Common stock                                    3,456
      Additional paid-in capital                      5,295
      Retained earnings                              16,665
      Treasury stock                                   (946)
VALUATION, TRANSLATION AND OTHER ADJUSTMENTS           (222)
      Net unrealized gain on investment securities      110
      Deferred hedge gains (losses)                    (315)
      Foreign currency translation adjustments          (17)
MINORITY INTERESTS                                      161
-----------------------------------------------------------
                TOTAL NET ASSETS                     24,409
-----------------------------------------------------------
      TOTAL LIABILITIES AND NET ASSETS               47,832
-----------------------------------------------------------

                        CONSOLIDATED STATEMENT OF INCOME
                     (FROM APRIL 1, 2007 TO MARCH 31, 2008)

                                                 (Millions of yen)
------------------------------------------------------------------
                       ITEM                              AMOUNT
------------------------------------------------------------------
NET SALES                                                   77,335
COST OF SALES                                               65,934
------------------------------------------------------------------
GROSS PROFIT                                                11,401
------------------------------------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                 7,855
------------------------------------------------------------------
OPERATING INCOME                                             3,545
------------------------------------------------------------------
NON-OPERATING INCOME
   Interest income and dividends                       153
   Other non-operating income                           88     241
NON-OPERATING EXPENSES
   Interest expenses                                     1
   Foreign exchange losses                             493
   Other non-operating expenses                         82     577
------------------------------------------------------------------
ORDINARY INCOME                                              3,210
------------------------------------------------------------------
EXTRAORDINARY INCOME
   Gain on reversal of allowance for doubtful accounts  17
   Other extraordinary income                           56      74
EXTRAORDINARY LOSSES
   Loss on disposal of property, plant and equipment    87
   Other extraordinary losses                           62     149
------------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES AND MINORITY INTERESTS        3,135
------------------------------------------------------------------
CORPORATE, INHABITANT AND BUSINESS TAXES                       361
INCOME TAX ADJUSTMENTS                                         633
------------------------------------------------------------------
MINORITY INTERESTS IN NET INCOME OF SUBSIDIARIES                59
------------------------------------------------------------------
NET INCOME                                                   2,081
------------------------------------------------------------------

                    CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                             (FROM APRIL 1, 2007 TO MARCH 31, 2008)

                                                               (Millions of yen)

                                                                                                        (Millions of yen)
                                     ------------------------------------------------------------------------------------
                                                                      Shareholders' equity
                                     ------------------------------------------------------------------------------------
                                                  Additional paid-in                                  Total shareholders'
                                     Common stock      capital       Retained earnings Treasury stock       equity
-------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007             3,456            5,294            14,696           (926)           22,520
Changes during the fiscal year
   Dividends                                                                 (112)                            (112)
   Net income                                                               2,081                            2,081
   Acquisition of treasury stock                                                             (21)              (21)
   Disposal of treasury stock                                 1                                1                 2
   Changes other than shareholders'
   equity, net
-------------------------------------------------------------------------------------------------------------------------
Total changes during the fiscal year        --                1             1,968            (20)            1,949
-------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008             3,456            5,295            16,665           (946)           24,470
=========================================================================================================================

                                               Valuation, translation and other adjustments
                                     ---------------------------------------------------------------------------------------------
                                     Net unrealized
                                         gain on                   Foreign currency Total valuation,
                                       investment   Deferred hedge    translation    translation and                      Total
                                       securities   gains (losses)    adjustments   other adjustment Minority interests net assets
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007               225             22            (45)              202               103          22,826
Changes during the fiscal year
   Dividends                                                                                                                (112)
   Net income                                                                                                              2,081
   Acquisition of treasury stock                                                                                             (21)
   Disposal of treasury stock                                                                                                  2
   Changes other than shareholders'
   equity, net                            (114)          (338)            27              (425)               58            (366)
----------------------------------------------------------------------------------------------------------------------------------
Total changes during the fiscal year      (114)          (338)            27              (425)               58           1,582
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008               110           (315)           (17)             (222)              161          24,409
==================================================================================================================================

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IMPORTANT ITEMS THAT FORM THE BASIS FOR THE PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

1. SCOPE OF CONSOLIDATION

Consolidated subsidiaries: 6

Name of the consolidated subsidiaries:

     In Japan
     --------

     Ricoh Elemex AT Co., Ltd.; Lex General Services Co., Ltd.

     Overseas
     --------

     Ricoh Elemex (HK) Ltd.; Ricoh Eleme Office Machine (HK) Ltd.; Ricoh Elemex (Shenzhen) Co., Ltd.; Dongguan Ricoh Eleme Office Machine Co., Ltd.

2. APPLICATION OF THE EQUITY METHOD

There are no applicable companies.

3. FISCAL YEAR-END OF CONSOLIDATED SUBSIDIARIES

The fiscal year-end of four overseas subsidiaries is December 31. In preparing the consolidated financial statements, the Company uses the financial statements of these overseas subsidiaries as of their fiscal year-end. For major intervening transactions that occur between the fiscal year-end of those subsidiaries and March 31, the Company shall have made appropriate adjustments to the consolidated financial statements.

4. ACCOUNTING STANDARD

     (1)  Valuation standards and methods of Significant Assets

          1)    Marketable and Investment Securities

                Other securities (with determinable market value):

                    Stated based on market value method on market prices at the end of the consolidated fiscal year.

                    (Difference in valuation is reported as a component of net assets and the cost of securities sold is calculated by the moving-average method.)

                Other securities (without determinable market value):

                         Stated at cost based on the moving-average method

          2)    Derivatives

                Stated based on market value method

          3)    Inventories

                Primarily stated at cost, by the total average method

     (2)  Depreciation and Amortization methods for Significant Depreciable
          Assets

          1)    Property, Plant and Equipment

                While overseas subsidiaries account for depreciation of property, plant and equipment by the straight-line method, the company mainly account for depreciation of property, plant and equipment by the declining-balance method.

                    Buildings (excluding fixtures) acquired on or after April
                1, 1998, are accounted for by the straight-line method.

                    The Company calculates the useful life of certain pieces of machinery based on rational estimates.

                Changes in accounting policies
                ------------------------------

                With the revision of the Corporation Tax Law (March 30, 2007, Law No. 6 to revise a part of income tax law) (March 30, 2007, Government Ordinance No. 83 to revise a part of enforcement ordinance of corporation tax law), the Company and its domestic consolidated subsidiaries adopted the depreciation method based on the revised Corporation Tax Law for property, plant and equipment acquired on or after April 1, 2007, effective from the current fiscal year.

                     As a result, gross profit decreased Yen 49 million,
                operating income, ordinary income and net income before income taxes and minority interests all decreased Yen 52 million compared with the figures under the previous method.

                Supplemental information
                ------------------------

                Following the revision of the Corporation Tax Law, with regard to property, plant and equipment acquired on or before March 31, 2007, the Company and its domestic consolidated subsidiaries equally amortize the difference over a period of five years, starting from the consolidated fiscal year following the consolidated fiscal year when the assets were amortized to the amortization limit, effective from the current fiscal year.

                    As a result, gross profit decreased Yen 70 million and
               operating income, ordinary income and net income before income taxes and minority interests decreased Yen 73 million compared with the figures under the method used in the previous fiscal year.

          (ii)  Intangible assets

                Intangible assets are amortized using the straight-line method.

                Software for internal use is amortized over an estimated useful life of five years. As for software for sale, the amortization amount based on the projected sales volume or that based on the remaining estimated sales valid period (three years), whichever is larger, is recorded.

          (iii) Long-term prepaid expenses

                Long-term prepaid expenses are being amortized equally.

     (3)  Method of accounting for significant allowances

          (i)   Allowance for doubtful accounts

                The Company and the Company's domestic subsidiaries provide allowance for doubtful accounts. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific overdue accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable. Overseas subsidiaries mainly post the uncollectible amounts for specific claims.

          (ii)  Allowance for bonuses

                To prepare for future payments of employee bonuses, the Company and the Company's domestic subsidiaries provide for an amount deemed necessary for employee bonuses in the fiscal year.

          (iii) Allowance for Directors' bonuses

                To prepare for future payments of Directors' bonuses, the Company and the Company's domestic subsidiaries provide for an amount deemed necessary for such bonuses in the fiscal year.

          (iv)  Allowance for retirement benefits

                To prepare for future payments of employee retirement benefits, the Company and the Company's domestic consolidated subsidiaries provide for an amount incurred by the fiscal year-end based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

                Certain subsidiaries use the simple method to calculate benefit obligations.

                The unrecognized net obligation at the date of amendment of the pension accounting policy, which amounts to Yen 4,173 million, is amortized over a period of 15 years.

                Actuarial gains and losses are amortized under the straight-line method, beginning in the fiscal year following the year in which the gain or loss was initially measured, over a period of 12 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred.

          (v)   Allowance for Directors' retirement benefits

          Supplementary information
          -------------------------

          At the ordinary general meeting of shareholders on June 28, 2007, the Company resolved cut-off payment of retirement benefits to Directors and Corporate Auditors upon the abolition of the retirement benefit system.

               As a result, the whole amount of "Allowance for Directors' retirement benefits" was transferred, and the accrued portion of the cut-off payment is included in "Other non-current liabilities" under Non-current liabilities.

     (4) Other important that form the basis for the consolidated financial statements

          (i) Translation of assets and liabilities denominated in foreign currencies into yen

                Receivables and payables denominated in foreign currencies are converted into yen amounts at the spot of exchange rate in effect at the consolidated closing date, with resulting translation gains or losses recognized currently in earnings. The assets, liabilities, income and expenses of overseas consolidated subsidiaries are converted into yen amounts at the spot of exchange rate in effect at the consolidated closing date, with resulting translation gains and losses recorded in a component of net assets under foreign currency translation adjustments or in the minority interests section of the balance sheet.

          (ii)  Accounting for lease transactions

                Financing leases are accounted for using the same accounting method applied to operating leases, with the exception of those financing leases in which the legal title of the underlying property is transferred from the lessor to the lessee. At overseas subsidiaries, financing leases are treated in the same manner as sales transactions.

          (iii) Hedge accounting methods

                Hedge accounting methods:

                The deferred hedge method is applied, in principle.

                Foreign exchange forward contracts that meet certain criteria are accounted as a hedge of underlying assets and liabilities.

                Hedging instruments and hedged items:

                (Hedging instruments)   Foreign exchange forward contracts
                                        Currency swaps
                                        Currency options (zero cost options)

                (Hedged items)          Accounts payable denominated in foreign
                                        currencies and planned import
                                        transactions denominated in foreign
                                        currencies

                Hedging policy:

                The Company and the Company's domestic consolidated subsidiaries use forward foreign exchange contracts, currency swaps and currency options (zero cost options) to hedge fluctuation risk of accounts payable denominated in foreign currencies and planned import transactions denominated in foreign currencies resulting from fluctuations in foreign currency exchange rates. They carry out hedge transactions within the scope of accounts receivable denominated in foreign currencies and planned import transactions denominated in foreign currencies, which are hedged items.

                Methods of assessing hedge effectiveness:

                The hedge effectiveness of foreign exchange forward contracts, currency swaps and currency options as a hedge has not been assessed, as the principal terms of the hedging instruments are the same as those of planned transactions, which are the hedged items, and at the same time it can be assumed that foreign currency exchange fluctuations are to be completely offset when hedging starts and continuously after that.

          (iv)  Accounting method for consumption taxes:

                The tax-exclusion (net of tax) method is used to account for consumption taxes.

5. VALUATION METHOD FOR ASSETS AND LIABILITIES OF SUBSIDIARIES, ETC.

Assets and liabilities of consolidated subsidiaries are valued on a full fair value basis.

NOTES TO CONSOLIDATED BALANCE SHEET
-----------------------------------

1. ACCUMULATED DEPRECIATION ON PROPERTY, PLANT AND EQUIPMENT AMOUNTED TO Yen 16,290 MILLION.

NOTES TO CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
------------------------------------------------------------------

1. TYPE AND TOTAL NUMBER OF SHARES OUTSTANDING AT THE END OF THE CURRENT FISCAL YEAR

                                                 Common stock: 24,744,017 shares

2. MATTERS RELATED TO DIVIDENDS

     (1)  Amount of cash dividends paid

          The amounts resolved at the ordinary general meeting of shareholders held on June 28, 2007, were as follows:

          (i)   Total cash dividends:    Yen 112 million
          (ii)  Dividend per share:      Yen 5
          (iii) Base date:               March 31, 2007
          (iv)  Effective date:          June 29, 2007

     (2) Of dividends for which the base date belongs to the current fiscal year, those that come into effect in the following fiscal year

          The following shall be referred to the ordinary general meeting of shareholders, which will be held on June 26, 2008.

          (i)   Total cash dividends:    Yen 224 million
          (ii)  Resource of dividends:   Retained earnings
          (iii) Dividend per share:      Yen 10
          (iv)  Base date:               March 31, 2008
          (v)   Effective date:          June 27, 2008

NOTES TO PER SHARE INFORMATION
------------------------------

1. NET ASSETS PER SHARE:   Yen 1,078.84

2. NET INCOME PER SHARE:      Yen 92.56

NOTES TO SUBSEQUENT EVENTS
--------------------------

     (1)  Conclusion of a Share Exchange Agreement

          At a meeting of the Board of Directors held on May 15, 2008, the Company decided to conclude a Share Exchange Agreement with Ricoh Company, Ltd., under which Ricoh will become the wholly-owning parent company and the Company will become a wholly-owned subsidiary through an allocation of 0.500 shares of Ricoh's common stock per share of the Company's common stock as of August 1, 2008 (however, there will be no allocation of 12,545,826 shares of the Company's common stock owned by Ricoh). The Company signed the Share Exchange Agreement on the same day. The said Share Exchange is subject to approval at the Company's ordinary general meeting of shareholders on June 26, 2008.

     (2)  Retirement of treasury stock

          At a meeting of the Board of Directors held on May 15, 2008, the Company resolve the retirement of its treasury stock pursuant to the provisions of Article 178 of the Corporation Law.

          A summary of the resolution is as follows:
          (i) Type of shares to be retired:      Common stock of the Company
          (ii) Number of shares to be retired:   2,269,119 shares
          (iii) Scheduled date of retirement:    July 1, 2008

          This retirement of treasury stock shall take effect on condition that approval is obtained for the abovementioned Share Exchange Agreement at the Company's ordinary general meeting of shareholders on June 26, 2008.

English translation of the Auditors' report originally issued in Japanese

                          INDEPENDENT AUDITORS' REPORT

                                                                    May 12, 2008

The Board of Directors
Ricoh Elemex Corporation

                                         KPMG AZSA & Co.
                                         Hideki Okano (Seal)
                                         Designated and Engagement Partner
                                         Certified Public Accountant

                                         Junichi Adachi (Seal)
                                         Designated and Engagement Partner
                                         Certified Public Accountant

                                         Kanta Ishii (Seal)
                                         Designated and Engagement Partner
                                         Certified Public Accountant

We have audited the consolidated statutory report composed of the Consolidated Balance Sheet, the Consolidated Statement of Income, the Consolidated Statement of Shareholders' Equity and the Notes to Consolidated Financial Statements of Ricoh Elemex Corporation for the year from April 1, 2007 to March 31, 2008 in accordance with Article 444(4) of the Corporation Law. The consolidated statutory report is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated statutory report based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require that we obtain reasonable assurance about whether the consolidated statutory report is free of material misstatement. We perform an audit on a test basis, and it includes assessing the accounting principles used, the method of their application and estimates made by management, and we also evaluate the overall presentation of the consolidated statutory report. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statutory report referred to above presents fairly, in all material respects, the consolidated financial position of Ricoh Elemex Corporation and consolidated subsidiaries as of March 31, 2008 and the consolidated results of their operations for the year then ended, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

                         NON-CONSOLIDATED BALANCE SHEET
                             (AS OF MARCH 31, 2008)

                                          (Millions of yen)
-----------------------------------------------------------
                       ITEM                          AMOUNT
-----------------------------------------------------------
                      ASSETS
CURRENT ASSETS                                       28,259
      Cash and deposits                               1,462
      Notes receivable - trade                        1,632
      Accounts receivable - trade                     9,421
      Merchandise                                        39
      Finished goods                                  2,181
      Raw materials                                      62
      Products in progress                            2,144
      Stored goods                                       46
      Deposits                                        7,426
      Prepaid expenses                                   72
      Deferred tax assets                               754
      Accounts receivable - other                     2,163
      Other current assets                              852
      Allowance for doubtful accounts                    (2)
NON-CURRENT ASSETS                                   14,391
   PROPERTY, PLANT AND EQUIPMENT                      8,375
      Buildings                                       1,932
      Structures                                        314
      Machinery and equipment                         1,201
      Vehicles                                            3
      Tools, furniture and fixtures                     450
      Land                                            4,466
      Construction in progress                            7
INTANGIBLE ASSETS                                       106
      Software                                           74
      Telephone subscription rights, other               32
INVESTMENTS AND OTHER ASSETS                          5,909
      Investment securities                             507
      Investment in affiliated companies                153
      Long-term loans                                   493
      Long-term prepaid expenses                        492
      Deferred tax assets                             4,131
      Other investments                                 317
      Allowance for doubtful accounts                  (187)
-----------------------------------------------------------
                          TOTAL ASSETS               42,651
-----------------------------------------------------------

                    LIABILITIES
CURRENT LIABILITIES                                  15,557
      Notes payable - trade                           2,396
      Accounts payable - trade                        5,865
      Accounts payable - other                        5,074
      Income taxes payable                               89
      Accrued expenses                                  669
      Advance received                                   34
      Deposits received                                  51
      Allowance for bonuses                             809
      Allowance for Directors' bonuses                   26
      Notes payable for facilities                       12
      Other current liabilities                         529
NON-CURRENT LIABILITIES                               4,443
      Allowance for retirement benefits               4,372
      Other non-current assets                           70
-----------------------------------------------------------
                     TOTAL LIABILITIES               20,000
-----------------------------------------------------------
            NET ASSETS
SHAREHOLDERS' EQUITY                                 22,856
   COMMON STOCK                                       3,456
   ADDITIONAL PAID-IN CAPITAL                         5,295
      Capital surplus                                 5,291
      Other additional paid-in capital                    4
   RETAINED EARNINGS                                 15,051
      Earned reserve                                    376
      Other retained earnings                        14,674
         General reserve                             13,120
         Retained earnings carried forward            1,554
   TREASURY STOCK                                      (946)
VALUATION, TRANSLATION AND OTHER ADJUSTMENTS
                                                       (204)
      Net unrealized gain on investment securities      110
      Deferred hedge gains (losses)                    (315)
-----------------------------------------------------------
            TOTAL NET ASSETS                         22,651
-----------------------------------------------------------
         TOTAL LIABILITIES NET ASSETS                42,651
-----------------------------------------------------------

                      NON-CONSOLIDATED STATEMENT OF INCOME
                     (FROM APRIL 1, 2007 TO MARCH 31, 2008)

                                                    (Millions of yen)
---------------------------------------------------------------------
                         ITEM                               AMOUNT
---------------------------------------------------------------------
NET SALES                                                      70,178
COST OF SALES                                                  61,174
---------------------------------------------------------------------
GROSS PROFIT                                                    9,003
---------------------------------------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES                    7,008
---------------------------------------------------------------------
OPERATING INCOME                                                1,994
---------------------------------------------------------------------
NON-OPERATING INCOME
   Interest income and dividends                         262
   Other non-operating income                             89      352
NON-OPERATING EXPENSES
   Interest expenses                                       1
   Foreign exchange losses                               576
   Other non-operating expenses                           70      648
---------------------------------------------------------------------
ORDINARY INCOME                                                 1,698
---------------------------------------------------------------------
EXTRAORDINARY INCOME
   Gain on reversal of allowance for doubtful accounts    21
   Other extraordinary income                             56       78
EXTRAORDINARY LOSSES
   Loss on disposal of property, plant and equipment      85
   Other extraordinary losses                             50      135
---------------------------------------------------------------------
NET INCOME BEFORE INCOME TAXES                                  1,641
---------------------------------------------------------------------
CORPORATE, INHABITANT AND BUSINESS TAXES                           89
INCOME TAX ADJUSTMENTS                                            341
---------------------------------------------------------------------
NET INCOME                                                      1,210
---------------------------------------------------------------------

          NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                     (FROM APRIL 1, 2007 TO MARCH 31, 2008)

                                                                                          (Millions of yen)
                                       --------------------------------------------------------------------
                                                                 Shareholders' equity
                                       --------------------------------------------------------------------
                                                                      Additional paid-in capital
                                                      -----------------------------------------------------
                                                                        Other additional   Total additional
                                       Common stock   Capital surplus    paid-in capital    paid-in capital
-----------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007               3,456           5,291                3                5,294
-----------------------------------------------------------------------------------------------------------
Changes during the fiscal year
   Dividends
   Net income
   Acquisition of treasury stock
   Disposal of treasury stock                                                   1                    1
   Changes other than shareholders'
   equity, net
-----------------------------------------------------------------------------------------------------------
Total changes during the fiscal year          --              --                1                    1
-----------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008               3,456           5,291                4                5,295
-----------------------------------------------------------------------------------------------------------

                                                                     Shareholders' equity
                                       ---------------------------------------------------------------------------
                                                       Retained earnings
                                       ------------------------------------------------
                                                   Other retained earnings
                                                 ---------------------------
                                                                                 Total                   Total
                                        Earned   General   Retained earnings   retained   Treasury   shareholders'
                                       reserve   reserve    carried forward    earnings     stock        equity
------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007             376      13,120           456          13,952      (926)       21,776
------------------------------------------------------------------------------------------------------------------
Changes during the fiscal year
   Dividends                                                      (112)           (112)                   (112)
   Net income                                                    1,210           1,210                   1,210
   Acquisition of treasury stock                                                             (21)          (21)
   Disposal of treasury stock                                                                  1             2
   Changes other than shareholders'
   equity, net
Total changes during the fiscal year      --          --         1,098           1,098       (20)        1,079
------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008             376      13,120         1,554          15,051      (946)       22,856
------------------------------------------------------------------------------------------------------------------

                                               Valuation, translation and other adjustments
                                       -----------------------------------------------------------
                                                                                  Total valuation,
                                       Net unrealized gain on   Deferred hedge    translation and    Total net
                                        investment securities   gains (losses)   other adjustments     assets
--------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007                     225                  22               248            22,025
--------------------------------------------------------------------------------------------------------------
Changes during the fiscal year
   Dividends                                                                                            (112)
   Net income                                                                                           1,210
   Acquisition of treasury stock                                                                         (21)
   Disposal of treasury stock                                                                              2
   Changes other than shareholders'
   equity, net                                  (114)               (338)             (453)             (453)
--------------------------------------------------------------------------------------------------------------
Total changes during the fiscal year            (114)               (338)             (453)              625
--------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2008                     110                (315)             (204)           22,651
--------------------------------------------------------------------------------------------------------------

                 NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO SIGNIFICANT ACCOUNTING POLICIES

1.   VALUATION STANDARDS AND METHODS FOR SIGNIFICANT ASSETS

     (1)  Marketable and Investment Securities

          1)   Subsidiaries' and affiliates' shares:

               Stated at cost based on the moving-average method

          2)   Other securities (with determinable market value):

                    Stated based on market value method on market prices at the end of the fiscal year.

                    (Difference in valuation is reported as a component of net assets and the cost of securities sold is calculated by the moving-average method.)

               Other securities (without determinable market value):

                    Stated at cost based on the moving-average method

     (2)  Derivatives

          Stated based on market value method

     (3)  Inventories

          Stated at cost, by the total average method

2.   DEPRECIATION AND AMORTIZATION METHODS FOR NON-CURRENT ASSETS

     (1)  Property, Plant and Equipment

          Mainly account for depreciation of property, plant and equipment by the declining-balance method. Buildings (excluding fixtures) acquired on or after April 1, 1998, are accounted for by the straight-line method. The Company calculates the useful life of certain pieces of machinery and equipment based on rational estimates.

     Changes in accounting policies
     ------------------------------

     With the revision of the Corporation Tax Law (March 30, 2007, Law No. 6 to revise a part of income tax law) (March 30, 2007, Government Ordinance No. 83 to revise a part of enforcement ordinance of corporation tax law), the Company adopted the depreciation method based on the revised Corporation Tax Law for property, plant and equipment acquired on or after April 1, 2007, effective from the current fiscal year.

          As a result, gross profit decreased Yen 70 million, operating income, ordinary income and income before income taxes and minority interests all decreased Yen 73 million compared with the figures under the previous method.

     Supplemental information
     ------------------------

     Following the revision of the Corporation Tax Law, with regard to property, plant and equipment acquired on or before March 31, 2007, the Company equally amortizes the difference and the reminder value over a period of five years, starting from the fiscal year following the fiscal year when the assets were amortized to the amortization limit, effective from the current fiscal year.

          As a result, gross profit decreased Yen 70 million and operating income, ordinary income and net income before income taxes and minority interests respectively decreased Yen 73 million compared with the figures under the method used in the previous fiscal year.

     (2)  Intangible assets

          Intangible assets are amortized using the straight-line method. Software for internal use is amortized over the estimated useful lives of a five-year period. As for software for sale, the amortization amount based on the projected sales volume or that based on the remaining estimated sales valid period (three years), whichever is larger, is recorded.

     (3)  Long-term prepaid expenses

          Long-term prepaid expenses are amortized equally.

3.   METHOD OF ACCOUNTING FOR ALLOWANCES

     (1)  Allowance for doubtful accounts

          To prepare for loan losses, the Company provides allowance for doubtful accounts. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific overdue accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable.

     (2)  Allowance for bonuses

          To prepare for future payments of employee bonuses, the Company provides for an amount deemed necessary for employee bonuses in the fiscal year.

     (3)  Allowance for Directors' bonuses

          To prepare for future payments of Directors' bonuses, the Company provides for an amount deemed necessary for such bonuses in the fiscal year.

     (4)  Allowance for retirement benefits

          To prepare for future payments of employee retirement benefits, the Company provides for an amount incurred by the fiscal year-end based on estimated projected benefit obligations and plan assets at the end of the fiscal year. The unrecognized net obligation at the date of amendment of the pension accounting policy, which amounts to Yen 3,990 million, is amortized over a period of 15 years.

               Actuarial gains and losses are amortized under the straight-line method, beginning in the fiscal year following the year in which the gain or loss was initially measured, over a period of 12 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred.

     (5)  Allowance for Directors' retirement benefits

     Supplementary information
     -------------------------

     At the ordinary general meeting of shareholders on June 28, 2007, the Company resolved to make a cut-off payment of retirement benefits to Directors and Corporate Auditors upon the abolition of the retirement benefit system.

          As a result, the whole amount of "Allowance for Directors' retirement benefits" was transferred, and the accrued portion of the cut-off payment is included in "Other non-current liabilities."

4. OTHER IMPORTANT ITEMS THAT FORM THE BASIS FOR THE NON-CONSOLIDATED FINANCIAL STATEMENTS

     (1)  Accounting for lease transactions

          Financing leases are accounted for using the same accounting method applied to operating leases, with the exception of those financing leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

     (2)  Hedge accounting methods

          (i)  Hedge accounting methods:

               The deferred hedge method is applied, in principle.

                    Foreign exchange forward contracts that meet certain criteria are accounted as a hedge of underlying assets and liabilities.

          (ii) Hedging instruments and hedged items

               (Hedging instruments) Foreign exchange forward contracts

                                     Currency swaps

                                     Currency options (zero cost options)

               (Hedged items)        Accounts payable denominated in foreign
                                     currencies and planned import transactions denominated in foreign currencies

          (iii) Hedging policy:

               The Company uses forward foreign exchange contracts, currency swaps and currency options (zero cost options) to hedge fluctuation risk of accounts payable denominated in foreign currencies and planned import transactions denominated in foreign currencies resulting from fluctuations in foreign currency exchange rates. The Company carries out hedge transactions within the scope of accounts receivable denominated in foreign currencies and planned import transactions denominated in foreign currencies, which are hedged items.

          (iv) Methods of assessing hedge effectiveness:

               The effectiveness of foreign exchange forward contracts, currency swaps and currency options as hedges has not been assessed, as the principal terms of the hedging instruments are the same as those of planned transactions, which are the hedged items, and at the same time it can be assumed that foreign currency exchange fluctuations are to be completely offset when hedging starts and to be offset continuously after that.

     (3)  Accounting method for consumption taxes:

          The tax-exclusion (net of tax) method is used to account for consumption taxes.

NOTES TO NON-CONSOLIDATED BALANCE SHEET
----------------------------------------

1. ACCUMULATED DEPRECIATION ON PROPERTY, PLANT AND EQUIPMENT AMOUNTED TO Yen 14,287 MILLION.

2.   MONETARY ASSETS FROM AND LIABILITIES TO AFFILIATED COMPANIES ARE AS
     FOLLOWS:

     (Excluding those presented separately)

     Short-term monetary assets due from affiliated companies: Yen 6,496 million

     Short-term monetary liabilities due to affiliated
     companies:                                                Yen 1,705 million

     Long-term monetary assets due from affiliated companies:    Yen 475 million


NOTES TO NON-CONSOLIDATED STATEMENT OF INCOME
---------------------------------------------

Transactions with affiliated companies

     Net sales:                    Yen 46,262 million

     Purchase:                     Yen 27,022 million

     Non-operating transactions:    Yen 1,742 million

NOTES TO NON-CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
----------------------------------------------------------------------

Type and total number of shares outstanding at the end of the current fiscal year

     Common stock: 2,268,518 shares

NOTES TO DEFERRED TAX ACCOUNTING
--------------------------------

Significant components of deferred tax assets and liabilities

     (1)  Current assets

          Deferred tax assets

Accrued enterprise taxes                                          Yen 22 million
Loss on valuation of inventories                                   Yen 9 million
Allowance for bonuses (deductible temporary difference)          Yen 326 million
Accrued expenses                                                  Yen 50 million
Loss on measures to prevent product defects                      Yen 125 million
Deferred hedge gain/loss                                         Yen 213 million
Other                                                              Yen 6 million
--------------------------------------------------------------------------------
Total deferred tax assets                                        Yen 754 million
================================================================================

     (2)  Non-current assets

   Deferred tax assets
   Depreciation (deductible temporary difference)                 Yen 22 million
   Allowance for retirement benefits
      (deductible temporary difference)                        Yen 1,765 million
   Loss on valuation of investment securities                    Yen 123 million
   Allowance for doubtful accounts
      (deductible temporary difference)                           Yen 32 million
   Deficit brought forward                                     Yen 2,366 million
   Other                                                          Yen 90 million
--------------------------------------------------------------------------------
   Subtotal of deferred tax assets                             Yen 4,401 million
   Reserve for valuation of assets                             Yen (195) million
--------------------------------------------------------------------------------
   Total deferred tax assets                                   Yen 4,206 million
--------------------------------------------------------------------------------
   Deferred tax liabilities
   Net unrealized gain on investment securities                 Yen (74) million
--------------------------------------------------------------------------------
   Net deferred tax assets                                     Yen 4,131 million
================================================================================


NOTES TO LEASE TRANSACTIONS
---------------------------

Finance leases, except for those under which the ownership of the leased assets is deemed to be transferred to the lessee, are as follows:

1. ACQUISITION COST EQUIVALENTS, ACCUMULATED DEPRECIATION EQUIVALENTS AND BOOK VALUE EQUIVALENTS OF LEASED PROPERTIES

                                                            (Millions of yen)
-----------------------------------------------------------------------------
                                                                   Book value
                                                    Accumulated   equivalents
                                   Acquisition     depreciation    of leased
                                cost equivalents    equivalents    properties
-----------------------------------------------------------------------------
Buildings                             1,551              913           637
Machinery                             1,770              503         1,266
Vehicles                                 12                5             7
Tools, furniture and fixtures           467              228           238
Software                                 33               14            18
Total                                 3,835            1,666         2,169


2.   FUTURE LEASE PAYMENT OBLIGATIONS

Due within one year:     Yen 398 million
Due after one year:    Yen 1,911 million
Total:                 Yen 2,309 million

3. LEASE PAYMENTS, DEPRECIATION EXPENSE EQUIVALENTS AND INTEREST PAYMENT EQUIVALENTS

                             Lease payments:                     Yen 451 million
                             Depreciation expense equivalents:   Yen 395 million
                             Interest payment equivalents:        Yen 63 million

4. CALCULATION METHOD OF DEPRECIATION EQUIVALENTS

     Depreciation equivalents are calculated using the straight-line method over the lease terms without residual value.

5. CALCULATION METHOD OF INTEREST EQUIVALENTS

     The difference between lease equivalents and acquisition cost equivalents is recognized as interest equivalents, which are allocated to each term using the interest method.

NOTES TO RELATED PARTY TRANSACTIONS
-----------------------------------

1. PARENT COMPANY, MAJOR CORPORATE SHAREHOLDERS, AND SIMILAR BODIES

                                                                                   Transaction                       Balance at of
                                                                                     amount                           the the end
                                     Ownership                      Name of       (Millions of                        fiscal year
   Property           Name           percentage  Relationship    transactions          yen)          Accounts      (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
Parent company Ricoh Company, Ltd. Directly      Marketing of Marketing of office    45,714    Accounts receivable         4,434
                                   owned: 56.59% products     equipment and
                                   Indirectly    Interlocking similar items.,
                                   owned: 0.15%  directorate  and others
                                                              ----------------------------------------------------------------------
                                                              Purchase of office      3,011    Accounts payable,             235
                                                              equipment parts,                   etc.
                                                              and others
                                                              ----------------------------------------------------------------------
                                                              Agency business for     1,487    Advances paid, etc.           535
                                                              procurement of
                                                              metal molds, jigs,
                                                              and similar items
                                                              for the manufacture
                                                              of office
                                                              equipment, and
                                                              others
------------------------------------------------------------------------------------------------------------------------------------

Notes:

1. Transaction terms and policies on deciding transaction terms, etc. Transaction prices are decided while referring to general market prices.

2. Consumption taxes and other taxes are not included in the transaction amounts.

2.   SUBSIDIARIES

                                                                                   Transaction                       Balance at of
                                                                                     amount                           the the end
                                     Ownership                      Name of       (Millions of                        fiscal year
   Property           Name           percentage  Relationship    transactions          yen)          Accounts      (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary     Ricoh Elemex AT     Direct        Purchase of  Purchase of             1,302    Accounts payable            129
               Corporation         ownership:    parts        precision equipment              and others
                                   100.00%                    parts
                                                              ----------------------------------------------------------------------
                                                              Marketing of               85    Accounts receivable         406
                                                              precision equipment              and others
                                                              parts, receipt of
                                                              rent, etc.
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary     Rex General Service Direct        In-plant     Packaging/handling      1,077    Accounts payable             99
               Corporation         ownership:    logistics    expenses, temporary              and others
                                   100.00%       agency       staff expenses and
                                                 service      others
                                                 Dispatch of  ----------------------------------------------------------------------
                                                 temporary    Receipt of rents           16    Other receivables            30
                                                 staff
                                                 Interlocking
                                                 directorate
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary     Ricoh Elemex (HK)   Direct        Purchase of  Purchase of office     26,758    Accounts payable          1,460
               Limited             ownership:    products     equipment
                                   100.00%       Marketing of ----------------------------------------------------------------------
                                                 parts        Supply of office        5,546    Other receivables,          985
                                                 Lending of   equipment parts,                 and others
                                                 funds        etc.
                                                 Interlocking ----------------------------------------------------------------------
                                                 directorate  Lending of funds           --    Long-term lending           475
------------------------------------------------------------------------------------------------------------------------------------

Notes:

1. Transaction terms and policies on deciding transaction terms, etc. Transaction prices are decided while referring to general market prices.

2. Consumption taxes and other taxes are not included in the transaction amounts.

3.   FELLOW SUBSIDIARIES

                                                                                   Transaction                       Balance at of
                                                                                     amount                           the the end
                                     Ownership                       Name of      (Millions of                        fiscal year
   Property           Name           percentage  Relationship     transactions         yen)          Accounts      (Millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary of  Ricoh Leasing Co.,  None          Leasing of    Lease payments           443    --                           --
the parent     Ltd.                              precision     ---------------------------------------------------------------------
company                                          instrument    Future lease           1,767    --                           --
                                                 manufacturing payments
                                                 facilities,   obligation
                                                 other         ---------------------------------------------------------------------
                                                 manufacturing Interest payment          52    --                           --
                                                 facilities,   equivalents
                                                 etc. Transfer ---------------------------------------------------------------------
                                                 and other     Transfer of notes      14,816   Accounts payable          4,529
                                                 handling of   and accounts
                                                 notes and     payable
                                                 accounts      ---------------------------------------------------------------------
                                                 payable       Deposits within       69,973    Deposits paid and         7,436
                                                 through       the Group                       others
                                                 factoring     ---------------------------------------------------------------------
                                                 Interlocking  Interest income           16    --                           --
                                                 directorate
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary of  Tohoku Ricoh Co.,   None          Marketing of  Marketing of           1,047    Accounts receivable         503
the parent     Ltd.                              products      office equipment
company                                          Purchase of   and other items
                                                 parts         ---------------------------------------------------------------------
                                                               Purchase of parts        898    Accounts payable            297
                                                                                               and others
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary of  Ricoh Keiki Co.,    None          Purchase of   Purchase of parts      1,349    Accounts payable            472
the parent     Ltd.                              parts Onerous                                 and others
company                                          supply of     ---------------------------------------------------------------------
                                                 materials     Onerous supply of        805    Other receivables           247
                                                               materials
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary of  Ricoh Logistics     Directly      Subcontractor Transportation         1,421    Accounts payable            729
the parent     System Co., Ltd.    owned: 0.01%  of logistics  expenses and                    and others
company                                          and customs   other expenses
                                                 clearance
                                                 services for
                                                 products and
                                                 parts
                                                 Interlocking
                                                 directorate
------------------------------------------------------------------------------------------------------------------------------------

Notes:

1. Transaction terms and policies on deciding transaction terms, etc. Transaction prices are decided while referring to general market prices.

2. Consumption taxes and other taxes are not included in the transaction amounts.

NOTES TO PER SHARE INFORMATION
------------------------------

1.   Net assets per share: Yen 1,007.81

2.   Net income per share: Yen 53.85

NOTES TO SUBSEQUENT EVENTS
--------------------------

     (1)  Conclusion of a Share Exchange Agreement

          At a meeting of the Board of Directors held on May 15, 2008, the Company decided to conclude a Share Exchange Agreement with Ricoh Company, Ltd., under which Ricoh will become the wholly-owning parent company and the Company will become a wholly-owned subsidiary through an allocation of 0.500 shares of Ricoh's common stock per share of the Company's common stock as of August 1, 2008 (however, there will be no allocation of 12,545,826 shares of the Company's common stock owned by Ricoh). The Company signed the Share Exchange ordinary Agreement on the same day. The said Share Exchange is subject to approval at the Company's general meeting of shareholders on June 26, 2008.

     (2)  Retirement of treasury stock

          At a meeting of the Board of Directors held on May 15, 2008, the Company decided to redeem its treasury stock pursuant to the provisions of Article 178 of the Corporation Law. The summary of the resolution is as follows:

          (i) Type of shares to be retired: Common stock of the Company

          (ii) Number of shares to be retired: 2,269,119 shares

          (iii) Scheduled date of retirement: July 1, 2008

          This retirement of treasury stock shall take effect on condition that approval is obtained for the abovementioned Share Exchange Agreement at the Company's ordinary general meeting of shareholders on June 26, 2008.

English translation of the Auditors' report originally issued in Japanese

                          INDEPENDENT AUDITORS' REPORT

                                                                    May 12, 2008

The Board of Directors
Ricoh Elemex Corporation

                                               KPMG AZSA & Co.
                                               Hideki Okano (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

                                               Junichi Adachi (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

                                               Kanta Ishii (Seal)
                                               Designated and Engagement Partner
                                               Certified Public Accountant

We have audited the statutory report, comprising the Non-Consolidated Balance Sheet, the Non-Consolidated Statement of Income, the Non-Consolidated Statement of Changes in Shareholders' Equity and the Notes to Non-Consolidated Financial Statements, and its supporting schedules of Ricoh Elemex Corporation for the 107th business period from April 1, 2007 to March 31, 2008 in accordance with
Article 436(2), Item 1 of the Corporation Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Elemex Corporation for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor's Report (originally issued in Japanese)

                           CORPORATE AUDITOR'S REPORT

The Board of Corporate Auditors has prepared this Corporate Auditor's Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the 107th business period from April 1, 2007 to March 31, 2008, and hereby reports as follows:

1. AUDITING METHODS EMPLOYED BY CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors prescribed audit policies, work shares and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, and received reports from Directors and similar persons and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

     Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors; followed the audit policies, work shares, and other rules; communicated with Directors, staff of the internal audit sector, other employees, and similar persons; strove to establish an environment for collecting information and auditing; attended Board of Directors and other important meetings; received reports from Directors, employees, and similar persons on the execution of their duties; requested explanations from them whenever necessary; inspected important written approvals and similar documents; and examined the status of operations and assets at the head office and principal offices. We also monitored and verified the system for ensuring that the execution of duties by Directors conforms to the related laws and regulations and the Articles of Incorporation, the resolution of the Board of Directors concerning the establishment of the system stipulated in Paragraphs 1 and 3, Article 100 of the Enforcement Regulations of the Corporation Law aiming to secure the appropriateness of joint-stock companies' operations; and the status of a system (internal control system) established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, and similar persons of subsidiaries, and received reports from subsidiaries on operations whenever necessary. Based on the above methods, we examined the business report and the supporting schedules for the fiscal year under review.

     In addition, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notices from the Accounting Auditor that "System for ensuring that duties are performed properly" (matters set forth in each item of Article 159 of the Corporate Accounting Rules) is organized in accordance with the "Quality Management Standards Regarding Audits" (Accounting Standards Board of Japan (ASBJ); October 28, 2005) and similar rules, and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheet, statement of income, statement of changes in shareholders' equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, and we also examined the consolidated financial statements (balance sheet, statement of income, statement of changes in shareholders' equity, and notes to financial statements).

2.   AUDIT RESULTS

(1) RESULTS OF AUDIT OF BUSINESS REPORT AND OTHER DOCUMENTS

(i) We hereby state that the business report and the supporting schedules fairly represent the Company's conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii) With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations or the Articles of Incorporation.

(iii) We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control system.

(2) RESULTS OF AUDIT OF NON-CONSOLIDATED FINANCIAL STATEMENTS AND THE SUPPORTING SCHEDULES

We hereby state that the audit methods and the results of the Accounting Auditor, KPMG AZSA & Co., are appropriate.

(3) RESULTS OF AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS

We hereby state that the audit methods and the results of the Accounting Auditor, KPMG AZSA & Co., are appropriate.

May 14, 2008

                           Board of Corporate Auditors, Ricoh Elemex Corporation
                                                    Full-time Corporate Auditor:
                                                          Daizaburo Ogata (seal)
                                                      Outside Corporate Auditor:
                                                           Daisuke Segawa (seal)
                                                      Outside Corporate Auditor:
                                                           Yasumasa Osada (seal)

             REFERENCE MATERIAL FOR GENERAL MEETING OF SHAREHOLDERS

AGENDAS AND REFERENCE

AGENDA 1: APPROPRIATION OF RETAINED EARNINGS

     The Company proposes to appropriate retained earnings as follows.

     The basic policy of the Company is to distribute profits in a way that satisfies its shareholders as a distribution that corresponds to earnings, while enhancing retained earnings for the reinforcement of the management base so that we can cope with changes in the environment and for new business development.

     The Company proposes to pay a year-end dividend for this term as follows:

Matters related to year-end dividend

(1)  Type of dividend assets

     Cash

(2)  Matters related to allocation of dividend assets and the total amount

     Yen 10 per common stock of the Company

     Total amount: Yen 224,754,990

(3)  Day when dividends from retained earnings take effect

     June 27, 2008

AGENDA 2: APPROVAL OF SHARE EXCHANGE AGREEMENT BY RICOH ELEMEX CORP. AND RICOH
          CO., LTD.

1. OBJECTIVE OF SHARE EXCHANGE

     Ricoh Group announced a group vision "To be a leader in the 21st Century" (Build a strong global RICOH brand), and aims to develop rock-solid customer relationships by continually creating innovative solutions, based on RICOH values (*) and thus become an enterprise that continues growth and development.

     To achieve this vision, Ricoh Group believes that development of "the world class products and services" is essential; thereby Ricoh Group is sharpening its technological strengths aiming at "the world No. 1 manufacturing".

     As one of the core entities of Ricoh Group, Ricoh Elemex Corporation (hereinafter "Elemex") has been making full efforts to meet its shareholders' expectation as a public company while aggressively implementing the group strategies in their management.

     However, the competition is even intensifying in the office solution market, which is the core business of Ricoh Group, along with the development of color machines and the expansion of solution business itself.

     Ricoh Group aims to expand its business spheres by "Active investment to Production printing & Low-end Printer Business Area" and "High efficiency management".

     For further growth and development in such environment, Ricoh Company, Ltd. (hereinafter "Ricoh") and Elemex have reached the conclusion that it is necessary to reinforce their competitiveness by reviewing the functions of development, design and manufacturing of both companies under the integrated strategy. In this regard, the both companies entered into the Share Exchange Agreement to turn Elemex into a wholly-owned subsidiary of Ricoh.

     Elemex is expected to take an important role in strengthening and expanding solution business including the image equipment, while continuing the effort to develop its own business in precision component processing, etc. as a wholly owned subsidiary of Ricoh.

     (*): Ricoh values: Ricoh Group announced Ricoh's three unique "Outstanding
          Customer values" of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management".

2. DETAILS OF THE SHARE EXCHANGE AGREEMENT

     The details of the Share Exchange Agreement concerning this Share Exchange are as follows:

                            SHARE EXCHANGE AGREEMENT

Ricoh Company, Ltd. (hereinafter referred to as "A") and Ricoh Elemex Corporation (hereinafter referred to as "B") shall enter into an agreement (hereinafter referred to as this "Agreement") on share exchange (hereinafter referred to as this "Share Exchange") between A and B as follows:

Article 1 (Company names and addresses of the companies concerned)

1. The companies concerned with this Share Exchange and their addresses shall be as follows:

     (1)  Wholly-owning parent company: Ricoh Company, Ltd.
          1-3-6 Nakamagome, Ota-ku, Tokyo

     (2)  Wholly-owned subsidiary: Ricoh Elemex Corporation
          2-14-29 Uchiyama, Chikusa-ku, Nagoya, Aichi Prefecture

2. As a result of this Share Exchange, A shall become the wholly-owning parent company of B, and B shall become the wholly-owned subsidiary of A.

Article 2 (Cash and other consideration for this Share Exchange and their allocation)

1. A shall allocate common stock of A in the amount obtained by multiplying the total number of shares of B's common stock held by shareholders of B (including beneficiary shareholders; the same hereinafter), excluding A, who are entered or recorded in the final register of shareholders of B (including the register of beneficial shareholders; the same hereinafter) on the day before the Effective Date (to be defined in Article 4; the same hereinafter) by 0.500.

2. With regard to the allocation of common stock of A to be allocated pursuant to the provision of the preceding paragraph, common stock of A shall be allocated to each shareholder of B, excluding A, who is entered or recorded in the final register of shareholders of B on the day before the Effective Date (however, as for shareholders who demand purchase of shares they possess in accordance with the provision of Article 785 of the Corporation Law, B shall be deemed to be entered or recorded as shareholders of B instead of the said shareholders), in the amount obtained by multiplying the number of shares held by such shareholder by 0.500.

Article 3 (Amounts of capital and capital surplus to be increased)

The amounts of capital, capital surplus and earned reserve of A that will increase as the result of this Share Exchange shall be as follows:

     (1)  Capital: Yen 0

     (2) Capital surplus: The amount determined by A in accordance with Article 68, Paragraph 1, Item 2, b (2) of the Corporate Calculation Regulations

     (3)  Earned reserve: Yen 0

Article 4 (Effective date)

The day when this Share Exchange takes effect (hereinafter referred to as the "Effective Date") shall be August 1, 2008. However, this may be changed upon deliberation by A and B, if the change is necessary for the continuation of procedures for this Share Exchange or for other reasons.

Article 5 (General meeting to approve the Share Exchange Agreement)

1. B shall convoke a general meeting of shareholders concerning this Share Exchange (hereinafter referred to as the "General Meeting to Approve the Share Exchange Agreement"), and seek the approval for this Agreement and for the matters necessary for this Share Exchange.

2. Pursuant to Article 796, Paragraph 3 of the Corporation Law, A shall implement this Share Exchange without obtaining approval of a general meeting of shareholders concerning this Agreement, stipulated in Article 795, Paragraph 1 of the Corporation Law.

Article 6 (Care duty of a good manager for company property)

After the conclusion of this Agreement, A and B shall execute their respective work and engage in operation of all property management with the care of a good manager until the Effective Date. When A or B performs an act that will have a material influence on its property or rights and liabilities, A and B shall hold a conference and reach an agreement before the implementation of the act.

Article 7 (Change of terms of Share Exchange and cancellation of this Agreement)

When a significant change occurs in the property or management status of A or B because of natural disasters or other reasons during a period from the conclusion date of this Agreement to the Effective Date, A and B may change the terms and conditions of this Share Exchange or terminate this Agreement upon deliberation.

Article 8 (Validity of this Agreement)

This Agreement shall become invalid when approval of the General Meeting to Approve the Share Exchange Agreement of B, specified in Article 5, Paragraph 1, or approval of relevant government agencies, or other organizations stipulated by laws, is not obtained or when A cannot carry out this Share Exchange in accordance with the procedures specified in Article 5, Paragraph 2 because the matter under Article 796, Paragraph 4 of the Corporation Law occurs.

Article 9 (Matters other than provisions of this Agreement)

Necessary matters concerning this Share Exchange other than those stipulated in this Agreement shall be decided in accordance with the purport of this Agreement upon deliberation by A and B.

Article 10 (Competent court)

The Tokyo District Court of Japan shall be the court of the first trial of any dispute concerning this Agreement and have exclusive jurisdiction.

The parties hereto have caused this Agreement to be executed in duplicate (by their duly authorized representatives), with A and B retaining one copy each.

May 15, 2008

                          A: 1-3-6 Nakamagome, Ota-ku, Tokyo
                             Ricoh Company, Ltd.
                             Shiro Kondo, Representative Director, President and Chief Executive Officer

                          B: 2-14-29 Uchiyama, Chikusa-ku, Nagoya, Aichi
                             Prefecture
                             Ricoh Elemex Corporation
                             Makoto Hashimoto,
                             President and Chief Executive Officer

3. APPROPRIATENESS OF SHARE EXCHANGE COMPENSATION

     For the following reasons, the Company determined that the share exchange compensation was appropriate.

1.   Issue regarding appropriateness of ratio of Share Exchange

(1) Issues regarding appropriateness of stipulations regarding issues described in Article 768, Paragraph 1, Section 2 and 3 of the Corporation Law

     (i)  Calculation of ratio of Share Exchange

          Ricoh appointed Nomura Securities Co., Ltd. (hereafter "Nomura Securities") and Elemex appointed Nikko Cordial Securities Inc. (hereafter "Nikko Cordial Securities") as their respective third party appraisers for the purpose of evaluation of the ratio of the Share Exchange with a view to ensuring the fairness of the ratio of the Share Exchange. Nomura Securities and Nikko Cordial Securities are independent third parties which have no relationship of any special interests with Ricoh and Elemex.

     (ii) Calculation method of ratio of Share Exchange

          Nomura Securities provided to Ricoh an analysis of the ratio of the Share Exchange based on the Average Stock Price Analysis, the Comparable Companies Analysis and the Discounted Cash Flow Analysis (hereafter the "DCF Analysis") applied to both Ricoh and Elemex. As a result, the ratio of the value per share of Elemex's common stock to that of Ricoh's common stock when the latter is set at one was indicated as follows.

          Range of the ratio of the Share Exchange
          ----------------------------------------------
          Average Stock Price Analysis    0.404 to 0.412
          Comparable Companies Analysis   0.586 to 0.734
          DCF Analysis                    0.466 to 0.659

               The evaluation derived from the Average Stock Price Analysis was calculated based on (a) the closing price per share on May 13, 2008 and (b) the average closing price per share for the period from April 28, 2008 (the next business day of the Elemex's announcement of the financial results for the fiscal year ended March 31, 2008) to May 13, 2008.

               Nikko Cordial Securities provided to Elemex an analysis of the ratio of the Share Exchange based on the Market Stock Price Analysis, the Comparable Companies Analysis and the DCF Analysis applied to both Ricoh and Elemex. As a result, the ratio of the value per share of Elemex's common stock to that of Ricoh's common stock when the latter is set at one was indicated as follows.

           Range of the ratio of the Share Exchange
           ----------------------------------------------
           Market Stock Price Analysis     0.409 to 0.433
           Comparable Companies Analysis   0.373 to 0.848
           DCF Analysis                    0.481 to 0.744

                The evaluation derived from the Average Stock Price Analysis was calculated based on (a) the average closing price per share for the period from April 28, 2008 (the next business day of the Elemex's announcement of the financial results for the fiscal year ended March 31, 2008) to May 9, 2008 and (b) the average closing price per share for the period from April 10, 2008 to May 9, 2008 as for Elemex, and using (c) the average closing price per share for the period from April 25, 2008 (the next business day of the Ricoh's announcement of the financial results for the fiscal year ended March 31, 2008) to May 9, 2008 and (d) the average closing price per share for the period from April 10, 2008 to May 9, 2008 as for Ricoh.

     (iii) Determination of ratio of the Share Exchange

           With reference to the results of the ratio of the Share Exchange evaluations provided by the independent third party appraisers, and taking into full consideration factors such as the financial conditions and financial projections of both companies, the business environment of both companies, price trends in the stock market and the level of the premiums paid in precedent similar transactions, Ricoh and Elemex entered into extensive consultations and negotiations. As a result of the foregoing, both companies concluded that it was appropriate to set the ratio of the Share Exchange at one
           (1) Ricoh share for a half (0.500) Elemex shares. On this basis, the boards of directors of both companies approved resolutions at meetings held on May 15, 2008 and signed the Share Exchange Agreement on the same day.

                However, such ratio of the Share Exchange may be changed upon consultations between both companies in the event that significant changes occur in the conditions based on which the evaluation of the ratio of the Share Exchange was made.

(2) Issues regarding appropriateness of capital and reserve amounts of the wholly-owning parent company

     (i) The increase in the capital, capital surplus and earned reserve amounts of Ricoh owing to the Share Exchange is as follows:

          (a)  Capital: Yen 0

          (b) Capital surplus: The amount determined by Ricoh in accordance with Article 68, Paragraph 1, Item 2, b (2) of the Corporate Calculation Regulations

          (c)  Earned reserve: Yen 0

     (ii) Ricoh and Elemex regard the increase in the capital, capital surplus and earned reserve amounts above to be appropriate in light of implementing proactive capital measures.

2. Reason why Ricoh and Elemex chose the type of assets as share exchange compensation

     To ensure the interests of Elemex shareholders, and in consideration of capital measures of the overall Group after the Share Exchange, Ricoh and Elemex chose Ricoh shares as the share exchange compensation.

3. Issues in which Ricoh and Elemex take care not to hamper the interest of Elemex shareholders, other than the wholly-owning parent company Ricoh

     In examining the ratio of the Share Exchange, in light of the fact that Ricoh owns 56.74% of the total voting shares (including indirectly-held portion) of Elemex, Ricoh and Elemex agreed when both companies determined to implement the Share Exchange that each of both companies would obtain an evaluation from a third party independent from both companies, in order to secure the fairness and appropriateness of such ratio. Both companies referred to the results of such evaluation in examining the ratio of the Share Exchange and had mutual negotiations and discussions before both companies determined the Share Exchange on such ratio.

     To prevent conflict of interest, the director of Ricoh who is also director of Elemex was excluded from the deliberation and resolutions for the Share Exchange at the meetings of the board of directors of each company.

4.   ISSUES THAT CAN BE USED AS A REFERENCE FOR SHARE EXCHANGE COMPENSATION

1. Provisions of Articles of Incorporation of the wholly-owning parent company Ricoh

                          CHAPTER I. GENERAL PROVISIONS

(Trade Name)
Article 1. The name of the Company is Kabushiki Kaisha Ricoh and is expressed RICOH COMPANY, LTD. in English.

(Location of Head Office)
Article 2. The head office of the Company is to be located in Ota-ku, Tokyo.

(Objectives)

Article 3. The objectives of the Company are to engage in the following businesses:

1. Manufacture, sale, installation work and electrical communication work of optical, office, audio, electric and measuring equipment, other general machinery and equipment and accessories and supplies therefor;

2. Manufacture and sale of photographic sensitive materials and duplicating papers;

3. Manufacture and sale of various raw materials for photographic sensitive materials, and various chemical materials for chemical industries;

4. Manufacture, processing and sale of papers, pulps, textiles, general merchandise and by-products thereof;

5.   Investment in, or sale of the products of, other companies;

6. Import and export of the goods described in any of the foregoing items and other goods of every kind and description;

7. Brokerage business for casualty insurance and the insurance brokerage business under the

     Automobile Liability Security Law of Japan;

8.   Direct marketing through the Internet, facsimile and telephone, etc.; and

9.   Any and all business incidental or relating to any of the foregoing items.

(Organizations)
Article 4. In addition to the general meeting of shareholders and directors, the Company shall establish the following organizations:

i)   Board of Directors;

ii)  Corporate Auditors;

iii) Board of Corporate Auditors; and

iv)  Accounting Auditors.

(Method of Public Notices)
Article 5. Public notices of the Company shall appear in the Nihon Keizai
Shimbun.

                               CHAPTER II. SHARES

(Total Number of Issuable Shares)
Article 6. The total number of issuable shares by the Company is one billion and five hundred million (1,500,000,000) shares.

(Issuance of Share Certificates)
Article 7. The Company shall issue share certificates for the shares.

(Purchase of Treasury Stocks)
Article 8. The Company may acquire the shares of its own stocks by a resolution of the Board of Directors pursuant to Paragraph 2, Article 165 of the Corporation Law.

(Number of Shares Constituting One Unit and Non-Issuance of Certificates for Less-Than-One-Unit Shares)

Article 9.

1. The number of shares constituting one unit of shares of the Company shall be one thousand (1,000) shares.

2. Notwithstanding the provisions of Article 7, the Company shall not issue any certificates for less-than-one-unit shares, unless otherwise provided for in the Share Handling Regulations.

(Rights Concerning Less-Than-One-Unit Shares)
Article 10. A shareholder (including the beneficial shareholder; the same applies hereinafter) of the Company shall not exercise any rights other than those described below with respect to the less-than-one-unit shares held by it.

i) Right described in each Item of Paragraph 2, Article 189 of the Corporation Law.

ii) Right to make a request under the provision of Paragraph 1, Article 166 of the

     Corporation Law.

iii) Right to receive allocation of offered shares and allocation of offered stock purchase warrants in accordance with the number of shares held by the shareholder.

iv)  Right to make a request provided for in the following Article.

(Sale of Shares Constituting Less-Than-One-Unit Shares to Constitute One Unit)
Article 11. A shareholder of the Company may request that the Company sell such number of shares as may, together with the number of less-than-one-unit shares held by the shareholder, constitute one unit of shares, in accordance with the Share Handling Regulations.

(Administrator of Register of Shareholders)
Article 12.

1.   The Company shall have an administrator of the register of shareholders.

2. The administrator of the register of shareholders and its handling office shall be determined by resolution of the Board of Directors and public notice shall be given thereof.

3. The register of shareholders (including the register of beneficial shareholders; the same applies hereinafter), the register of stock purchase warrants and the register of the lost share certificates of the Company shall be prepared and kept, and all other business pertaining to the register of shareholders, the register of stock purchase warrants and the register of the lost share certificates shall be handled by the administrator of the register of shareholders and not by the Company.

(Share Handling Regulations)
Article 13. The business and the service charges pertaining to the shares of the Company shall be subject to laws, ordinances or these Articles of Incorporation and the Share Handling Regulations established by the Board of Directors.

                  CHAPTER III. GENERAL MEETING OF SHAREHOLDERS

(Calling of Meeting)
Article 14. The ordinary general meeting of shareholders shall be called in June each year and an extraordinary general meeting of shareholders shall be called as the necessity arises.

(Record Date of General Meeting of Shareholders)
Article 15. The record date of voting rights for the Company's general meeting of shareholders shall be March 31 every year.

(Exercise of Voting Rights by Proxy)
Article 16.

1. A shareholder may exercise his voting rights by proxy who shall be another shareholder of the Company that has voting rights.

2. Such shareholder or proxy shall submit a document certifying the power of attorney to the Company for each general meeting of shareholders.

(Person with the Right to Call the Meeting and Chairman)
Article 17.

1. A meeting of the shareholders shall be called and presided over by a Representative Director previously appointed by the Board of Directors.

2. In case the Representative Director is unable to act, one of the other directors shall call and preside over the meeting of the shareholders in accordance with the order determined in advance by resolution of the Board of Directors.

(Disclosure and Deemed Provision of Reference Materials for General Meeting of Shareholders via the Internet)

Article 18. In calling the general meeting of shareholders, the Company may deem that the information regarding the matters which should be described or shown in the reference materials for the general meeting of shareholders, business reports, financial documents and consolidated financial documents have been provided to the shareholders by disclosing them via the Internet in accordance with the Ministerial Ordinance of the Ministry of Justice.

(Method of Adopting Resolutions)
Article 19.

1. Except as otherwise provided for in laws, ordinances or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present thereat who are entitled to vote.

2. Resolutions provided for in Paragraph 2, Article 309 of the Corporation Law shall be adopted by the vote of the shareholders not less than two-thirds (2/3) of those present at the meeting whereby not less than one-third (1/3) of voting rights of the shareholders entitled to exercise voting rights shall constitute a quorum.

(Minutes)
Article 20. The proceedings in outline, the resultant actions taken and other matters subject to laws and ordinances at a general meeting of shareholders shall be entered in the minutes, which shall bear the names and seals of the chairman of the meeting and the directors present and shall be kept by the Company.

                  CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

(Number)
Article 21. The Company shall have not more than fifteen (15) directors.

(Election)
Article 22.

1.   Directors shall be elected at a general meeting of shareholders.

2. Resolutions for the election of directors shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights.

3. Cumulative voting shall not be used for the adoption of resolutions for the election of directors.

(Term of Office)
Article 23.

1. The term of office of directors shall be until the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within two (2) years after their election.

2. The term of office of a director elected to fill a vacancy of a director who has resigned before the completion of his/her term, or elected to increase the number of directors, shall be for the remaining balance of the term of office of the other directors currently in office.

(Representative Directors)
Article 24. Representative Directors shall be elected by resolution of the Board of Directors.

(Person with the Right to Call the Meeting of Board of Directors and Chairman)
Article 25.

1. A meeting of the Board of Directors shall be called and presided over by a Director previously appointed by the Board of Directors.

2. In case the Director is unable to act, one of the other directors shall call and preside over the meeting of the Board of Directors in accordance with the order determined in advance by resolution of the Board of Directors.

(Calling Meetings of Board of Directors)
Article 26.

1. Notice of a meeting of the Board of Directors shall be dispatched to each director and each corporate auditor three (3) days before the date of the meeting; provided, however, that such period may be shortened in case of emergency.

2. A meeting of the Board of Directors may be held without going through the procedure for calling, if so agreed by all the directors and the corporate auditors.

(Resolutions of Meetings of Board of Directors)
Article 27.

1. The Board of Directors shall decide important matters concerning the execution of business and affairs of the Company as well as such matters as are provided for in laws and ordinances.

2. Resolutions of the Board of Directors shall be adopted by the affirmative vote of a majority of the directors present at the meeting, whereby a majority of all directors shall constitute a quorum.

(Omission of Resolution of Board of Directors)
Article 28. The Company shall deem that the resolution of the Board of Directors has been adopted if the requirements under Article 370 of the Corporation Law are satisfied.

(Remuneration and other interests)
Article 29. Remuneration and bonus of directors and other property interests received by the directors from the Company in consideration of the performance of their duties (hereinafter referred to as the "Remuneration") shall be determined by resolution at a general meeting of shareholders.

(Exemption of Liability of Outside Directors)
Article 30. The Company may enter into an agreement with outside directors under which their liability for damages due to the failure in performing their duties shall be limited in accordance with the provisions of Paragraph 1, Article 427 of the Corporation Law; provided, however, that the limit of liability under such agreement shall be the higher of the predetermined amount of not less than ten million (10,000,000) yen, or the amount provided for under the laws and ordinances.

          CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

(Number)
Article 31. The Company shall have not more than five (5) corporate auditors.

(Election)
Article 32.

1.   Corporate auditors shall be elected at a general meeting of shareholders.

2. Resolutions for the election of corporate auditors shall be adopted by a majority of the votes of the shareholders present who hold not less than one-third (1/3) of the voting rights of the shareholders entitled to exercise voting rights.

(Term of Office)
Article 33.

1. The term of office of corporate auditors shall be until the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within four (4) years after their election.

2. The term of office of a corporate auditor elected to fill a vacancy of an auditor resigned before the completion of the term shall be for the remaining balance of the term of office of the retired corporate auditor.

(Person with the Right to Call the Meeting of Board of Corporate Auditors)
Article 34. A meeting of the Board of Corporate Auditors shall be called by each corporate auditor.

(Calling Meetings of Board of Corporate Auditors)
Article 35.

1. Notice of a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor three (3) days before the date of the meeting; provided, however, that such period may be shortened in case of emergency.

2. A meeting of the Board of Corporate Auditors may be held without going through the procedure for calling, if so agreed by all the corporate auditors.

(Resolutions of Meetings of Board of Corporate Auditors)
Article 36.

1. The Board of Corporate Auditors shall decide matters concerning the audit policy, the methods for investigating the state of the business and property and the execution of other duties of corporate auditors as well as such matters as are provided for in laws and ordinances.

2. Except as otherwise provided for in laws or ordinances, resolutions at a meeting of the Board of Corporate Auditors shall be adopted by a majority of the corporate auditors.

(Full-Time Corporate Auditor)
Article 37. A full-time corporate auditor or auditors shall be elected by resolution of the Board of Corporate Auditors.

(Remuneration and other interests)
Article 38. Remuneration and other interests of corporate auditors shall be determined by resolution at a general meeting of shareholders.

(Exemption of Liability of Outside Corporate Auditors)
Article 39. The Company may enter into an agreement with outside corporate auditors under which their liability for damages due to the failure in performing their duties shall be limited in accordance with the provisions of Paragraph 1, Article 427 of the Corporation Law; provided, however, that the limit of liability under such agreement shall be the higher of the predetermined amount not less than five million (5,000,000) yen, or the amount provided for under the laws or regulations.

                              CHAPTER VI. ACCOUNTS

(Fiscal Year)
Article 40. The fiscal year of the Company shall be one year from April 1 of each year to March 31 of the following year.

(Record Date for Dividends at Fiscal Year End)
Article 41. The record date for the dividends to be paid by the Company at the end of fiscal year shall be March 31 of each year.

(Interim Dividends)
Article 42. The Company may, by resolution of the Board of Directors, pay interim dividends by regarding September 30 of each year as the record date.

(Period of Limitations for Dividends)
Article 43. The Company shall be relieved from the obligation to pay any property available for distribution if such property available for distribution is cash and still remains unreceived after the lapse of three (3) full years from the date on which the same became due and payable.

2.   Issues regarding method of determining value of share exchange compensation

(1)  Market to trade exchange compensation

     Ricoh's common stock, the share exchange compensation, is traded on the Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange, Fukuoka Stock Exchange, and Sapporo Securities Exchange.

(2) Traders, liaison and transfer agents for share exchange compensation Nationwide securities companies deal with such trade, liaison and transfer agent operations.

(3)  Detail of limit for transfer or disposal of share exchange compensation

     Not applicable.

3. Issue regarding market prices of the share to be allocated as the share exchange compensation

     The trend of share price of the wholly-owning parent company Ricoh is as follows.

         Nov. 2007  Dec. 2007  Jan. 2008  Feb. 2008  Mar. 2008  Apr. 2008
         ----------------------------------------------------------------
High     Yen 2,355  Yen 2,230  Yen 1,960  Yen 1,809  Yen 1,711  Yen 1,878

Low      Yen 1,965  Yen 2,035  Yen 1,569  Yen 1,569  Yen 1,395  Yen 1,594

Average  Yen 2,083  Yen 2,114  Yen 1,757  Yen 1,699  Yen 1,580  Yen 1,705

     Market prices and other details of the share to be allocated as the share exchange compensation can be browsed in the section on Tokyo Stock Exchange share price information at the following URL: http://www.tse.or.jp/
                                              ---------------------

5. DETAILS OF NON-CONSOLIDATED FINANCIAL STATEMENTS FOR THE LATEST FISCAL YEAR OF RICOH COMPANY, LTD

Reference Documents Attached to Notice of 108th Ordinary General Meeting of Shareholders

                     BUSINESS REPORT FOR 108TH BUSINESS TERM
                        (April 1, 2007 to March 31, 2008)

     (The following is an unofficial English translation of the Reports for the 108th Fiscal Year of the Company. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.)

1. STATUS OF THE RICOH GROUP

(1)  OPERATING CONDITIONS FOR THE FISCAL YEAR UNDER REVIEW

(I)  Operating progress and results

..    Overview

..    Business Environment

     In the fiscal year under review, the Japanese economy experienced a downturn due in part to skyrocketing crude oil prices, fluctuations in stock and foreign exchange markets and a downturn in the housing sector. The U.S. economy slowed down affected by the negative effects of the subprime mortgage crisis. Meanwhile, the European economy enjoyed stable growth in general, and Chinese, other Asian and Oceania economies continued to expand despite some slowdown.

..    Ricoh Group Vision

     Ricoh Group announced a long term goal "Winner in the 21st Century" (Establishment of global brand), and aims to gain the strong trust of customers by continually contributing to greater customer productivity and knowledge creation, thereby continuing to grow and develop. To these ends, Ricoh is promoting business activities in order to provide innovative products and services for all customers based on the Ricoh values of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management".

..    Status of Office Solutions

     In the previous 15th Mid-Term Business Plan - the last year of which was the fiscal year under review - in order to create a stronger earnings foundation in general office copying equipment and printers, Ricoh has made an effort to shift from monochrome to color, incorporated advanced digital technologies, and progressed to network capable equipment, providing solutions which meet the needs of customer business environments.

     Ricoh also positioned the production printing market and low-end market as new growth areas, and is actively developing these businesses.

..    New Products from Office Solutions

     Ricoh continually creates new color multifunction machines and color laser printers, among others, further enhancing the product line in the fiscal year under review.

     As a high-speed digital color multifunction machine, Ricoh launched the "imagio MP C7500/6000 (sold overseas as: Aficio C7500/C6000)", which reduces its standard power consumption to the half of existing machines, and produces higher quality images by adopting "New color PxP toner". We also launched the "imagio Neo 753RC/603RC", with a recycle parts mass ratio of 88%, and by incorporating Ricoh's unique energy conservation technologies "HYBRID QSU" and "QSU", is far below the recommended power consumption level determined in green purchasing criteria. By achieving excellent environmental performance, higher image quality, and advanced security functions in these new product launches, Ricoh's stronger product line has led it to attain large market shares in color copier/multifunction equipment markets in Japan and overseas.

     In the low-end printer market, Ricoh launched the "IPSiO SP C220 (sold overseas as: Aficio SP C220N)", a color laser printer priced similar to black & white printers, which adopts a compact and stylish design and achieves high productivity, printing black & white or color at 16 pages/minute. It can be utilized in a variety of situations, as a high performance color laser printer used at small offices and shop service desks, on an office desktop, or as a shared printer for small work groups.

     Also, further progress has been made in the unique GELJET technology which combines the advantages of both ink jet and laser technologies. Ricoh launched the "IPSiO GX 3000SF/GX3000S (sold overseas as: Aficio GX3000SF/GX3000S/3050sfn)". This is a color multifunction machine compatible with A4-size papers for business users (offering a maximum of four functions in one machine: printer, copier, scanner and fax), which achieves higher quality images, higher speed printing, low cost, energy conservation, and saves space. (IPSiO GX3000S/Aficio GX 3000S does not have facsimile functions.)

     With these new products, Ricoh continues to create the new low-end business color market.

..    Establishment of InfoPrint Solutions Company, LLC

     To expand business in the production printing market, Ricoh established a joint venture company with IBM Corporation, "InfoPrint Solutions Company, LLC" in June 2007 (the plan is to make it a wholly owned subsidiary of the Company in 2010). The company will start operating with about 1,200 employees worldwide, and the plan is to add about 1,400 printer maintenance staff in June 2008. By combining the service, software and IT solutions held by the new company with Ricoh Group's strengths in the development and production of hardware and software, Ricoh will be in a position to provide all sizes of customers with output solutions for office printing, industrial printing, large printing systems, and commercial printing environments.

..    Further improvement of customer satisfaction

     J.D. Power Asia Pacific, Inc. is an international institute specialized in customer satisfaction surveys. In its "2007 Japan Printer Satisfaction Study", Ricoh achieved 1st place in both color printers and black & white printers. Ricoh also achieved the highest evaluation in J.D. Power's "2007 Japan Copier/Multifunction Product Customer Satisfaction Study", for both color machines and black & white machines. Furthermore, Ricoh Technosystems Co., Ltd. received the highest evaluation for system planning and construction 2 years in a row, in its "2007 Japan Solution Provider Satisfaction Study".

     Ricoh will further strengthen its highly evaluated products, sales handling, support, and services, and advance its efforts from the customer's standpoint.

..    Status of Industrial Products

     In the industrial market, a new factory for the thermal media business began operating in China, enabling more stable product supply for the China market, in which large growth is expected. Also, in the semiconductor business, products such as Ricoh's power supply ICs for mobile phones have attained leading global market shares.

..    Structural reform

     Ricoh continued to strengthen its business foundations in this period.

     In sales and services, Ricoh combined companies in each region of the USA, Europe, and Japan, working to strengthen its sales organization, and to increase business efficiency.

     In development, at the Ricoh Technology Center which combines the design and development functions, we are promoting design and development process innovation by a cross-functional organization, and rapidly achieving higher development efficiency.

     Furthermore, in the production front, Ricoh has continuously been improving the production process and developing into each production line, thereby achieving further cost reductions.

..    Performance in the fiscal year under review

Net sales amounted to Yen 2,219.9 billion, up 7.3% from a year earlier. Operating income was up 4.1% year on year to Yen 181.5 billion, income from continuing operations before income tax was up 0.1% from the previous year to Yen 174.6 billion. Net income from continuing operations increased by 0.2% from the previous corresponding period, to Yen 106.4 billion. Net income decreased by 4.7% from net income including gain from the sale of the discontinued operations of Yen 5.5 billion for the previous corresponding period.

..    Overview of the 16th Mid-Term Business Plan

     In its 16th Mid-Term Business Plan, commencing the year ending March 31, 2009, Ricoh shall put even more emphasis on customer viewpoints, and continue providing products and services which exceed customer expectations.

     Especially in the office solutions area, Ricoh Group plans to utilize its strengths such as customer contact abilities, excellent product line, ability to propose solutions, global business development abilities, and image processing technologies, to respond to increasingly diverse needs of more customers, and strengthen its business foundations. Specifically, "Work flow", "Security", "TCO (Total Cost of Ownership)", "Compliance", and "Environment" are important issues for customers. Ricoh will focus on these to provide greater customer value. Ricoh will construct and apply document solutions with networked printing solutions by efficiently networking multiple copying machines and printers, and systems with centralized storage of documents, search, and output by file servers, and thereby contribute to raising customer productivity and knowledge creation.

     Ricoh is providing better color laser printer and GELJET printer products to boost growth of its low-end business and rapidly establish the production printing business, thus expanding its business areas in the printing market.

     Furthermore, Ricoh is aiming at creating new service businesses (business process outsourcing).

     In the industrial market, allocation of business resources is focused on businesses where large growth is expected. Ricoh will put efforts into strengthening cooperation between technical fields and business areas in order to combine diverse fields and create new businesses.

     Ricoh is also making further advances in business development in emerging markets, in both the office solutions market and the industrial market.

     Finally, in order to increase or create customer value and boost earning power in each business field, it is important to secure competitive superiority through technology. Ricoh will continue to actively work to strengthen its technical abilities.

..    CONSOLIDATED SALES BY CATEGORY (CONSOLIDATED BASIS)

          Category            Sales (billions of yen)   Percentage of total   Change (%)
----------------------------------------------------------------------------------------
   Imaging Solutions                  1,709.4                   77.0              8.2
   Network System Solutions             200.0                    9.0              3.0
Office Solutions                      1,909.5                   86.0              7.6
Industrial Products                     144.3                    6.5              8.2
Other                                   166.0                    7.5              3.1
Total                                 2,219.9                  100.0              7.3
========================================================================================
   Japan                              1,016.0                   45.8              1.4
   Overseas                           1,203.9                   54.2             12.9
      The Americas                      434.7                   19.6              2.0
      Europe                            603.2                   27.2             18.9
      Other                             165.9                    7.4             24.7
----------------------------------------------------------------------------------------

OFFICE SOLUTIONS (up 7.6% year on year to Yen 1,909.5 billion)

Net sales in the Office Solutions segment which consists of Imaging Solutions and Network System Solutions increased by 7.6% from the previous corresponding period, to Yen 1,909.5 billion despite the stiff competition against other manufacturers regarding the color equipment and solution business.

Imaging Solutions (up 8.2% year on year to Yen 1,709.4 billion)

Trends in consolidated net sales   (billions of yen)
----------------------------------------------------
    FY 2007                             1,580.1
    FY 2008                             1,709.4
    FY 2009 (E)                         1,751.5

Imaging Solution: Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software

Sales of PPCs, MFPs and printers, mainly color equipment, increased both in Japan and overseas due to its expanding product lines and enhanced solution sales structures. The new color MFP products launched as a standard new-generation color model played a large role in this sales increase. Overall sales increased by 8.2% from the previous corresponding period, to Yen 1,709.4 billion.

Network System Solutions (up 3.0% year on year to Yen 200.0 billion)

Trends in consolidated net sales   (billions of yen)
----------------------------------------------------
    FY 2007                              194.3
    FY 2008                              200.0
    FY 2009 (E)                          205.0

Network System Solutions: Personal computers, PC servers, network systems and network related software

The increase in sales of IT services was due to the expansion of solution business. The sales of personal computers and PC servers increased slightly in Japan. As a result, sales in this category increased by 3.0% from the previous corresponding period, to Yen 200.0 billion.

INDUSTRIAL PRODUCTS (up 8.2% year on year to Yen 144.3 billion)

Trends in consolidated net sales   (billions of yen)
----------------------------------------------------
    FY 2007                              133.3
    FY 2008                              144.3
    FY 2009 (E)                          143.5

Industrial Products: Thermal media, optical equipments, semiconductors, electronic component and measuring equipments

Net sales in the Industrial Products segment increased by 8.2% from the previous corresponding period, to Yen 144.3 billion. Sales in semiconductors, thermal media as well as electric components increased.

OTHER (up 3.1% year on year to Yen 166.0 billion)

Trends in consolidated net sales   (billions of yen)
----------------------------------------------------
    FY 2007                              161.0
    FY 2008                              166.0
    FY 2009 (E)                          160.0

Other: Optical discs and digital camera

Net sales in this category increased by 3.1% from the previous corresponding period, to Yen 166.0 billion. Sales of digital cameras increased both in Japan and overseas in addition to good performance of the financing services in Japan.

(II) PLANT AND EQUIPMENT INVESTMENT

In the fiscal period under review, the Ricoh Group invested a total of Yen 85.2 billion (including an investment of Yen 33.3 billion by the Company) in plant and equipment, mainly comprising the following.

(a)  Major equipment and facility expansions completed during the fiscal year:
     Plant annexes to design and develop printer and electronic components (Ikeda Plant) Equipment-related supplies plant (Numazu Plant)

(b)  Major equipment and facility expansions in progress in the fiscal year:
     Equipment-related supplies plant (Numazu Plant)

(III) FUND PROCUREMENT

There were no issues to be noted.

(VI) STATUS OF ACQUISITION OF OTHER COMPANIES' STOCKS AND OTHER EQUITIES

Ricoh Group acquired the equity stake (51%) of InfoPrint Solutions Company, LLC on June 1, 2007. Ricoh intends to increase its investment gradually, and acquire 100% of said company ultimately. Details are described in the "Overview" in the section "(i) Operating progress and results."

(2) STATUS OF ASSETS AND PROFIT/LOSS IN THREE BUSINESS YEARS

..    Transition of assets and profit/loss of the Ricoh Group

                                                      Fiscal year ended   Fiscal year ended    Fiscal year ended   Fiscal year ended
                           Items                          March 2005           March 2006          March 2007           March 2008
------------------------------------------------------------------------------------------------------------------------------------
Net sales (billions of yen)                                1,807.4             1,909.2              2,068.9             2,219.9
Income from continuing operations before income tax
   (billions of yen)                                         130.9               152.7                174.5               174.6
Net income (billions of yen)                                  83.1                97.0                111.7               106.4
Net income per share (yen)                                  112.64              132.33               153.10              146.04
Total assets (billions of yen)                             1,953.6             2,041.1              2,243.4             2,214.3
Net assets (billions of yen)                                 862.9               960.2              1,070.9             1,080.1

Notes:

1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.

2. As a result of the sale of a business in the fiscal year ended March 2007, the operating results from the discontinued operations have been reclassified in the figure before fiscal year ended March 2006 in accordance with Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets."

3. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

..    Transition of assets and profit/loss of the Company

                                    Fiscal year ended   Fiscal year ended   Fiscal year ended   Fiscal year ended
               Items                    March 2005          March 2006          March 2007          March 2008
-----------------------------------------------------------------------------------------------------------------
Net sales (billions of yen)               897.2               934.3              1,033.3             1,036.2
Ordinary income (billions of yen)          62.7                82.4                105.2                79.5
Net income (billions of yen)               41.9                55.0                 71.9                54.6
Net income per share (yen)                56.64               74.81                98.48               74.99
Total assets (billions of yen)            949.5               982.5              1,076.2             1,067.8
Net assets (billions of yen)              659.9               694.7                744.8               761.2

Notes:

1. Net income per share is calculated based on the average number of shares outstanding during the fiscal year, from which the number of shares of treasury stock is deducted.

2. Beginning in the fiscal year ended March 2007, the Company adopted ASBJ Statement No. 5 "Accounting Standards for Presentation of Net Assets in the Balance Sheets" and its Implementation Guidance-ASBJ Guidance No. 8, "Guidelines on Accounting Standards for Presentation of Net Assets in Balance Sheet."

(3)  STATUS OF MAJOR SUBSIDIARIES

..    Status of major subsidiaries

                                                       Investment
              Name                  Paid-in capital     ratio (%)                     Principle business
--------------------------------------------------------------------------------------------------------------------------
Tohoku Ricoh Co., Ltd.             2,272 million JPY      100.0     Manufacturing of office equipment
Ricoh Printing Systems, Ltd.       5,000 million JPY      100.0     Manufacturing and sale of office equipment
Ricoh Elemex Corporation           3,456 million JPY       56.0     Manufacturing of office equipment
Ricoh Sales Co., Ltd.                622 million JPY      100.0     Sale of office equipment
Ricoh Kansai Co., Ltd.               700 million JPY      100.0     Sale of office equipment
Ricoh Technosystems Co., Ltd.      2,128 million JPY      100.0     Maintenance service and sale of office equipment
Ricoh Leasing Company, Ltd.        7,896 million JPY       51.1     General leasing
RICOH ELECTRONICS, INC.               27 million USD      100.0     Manufacturing of office equipment and related supplies
RICOH AMERICAS CORPORATION           286 million USD      100.0     Sale of office equipment
InfoPrint Solutions Company, LLC         (Note 2)          59.2     Sale of office equipment
RICOH EUROPE HOLDINGS PLC            0.9 million GBP      100.0     Holding company of sales in the European region
RICOH ASIA INDUSTRY LTD.             180 million HKD      100.0     Sale of office equipment

Notes:

1. The respective percentage of total investment ratio for Ricoh Elemex Corporation, Ricoh Leasing Company, Ltd., RICOH ELECTRONICS, INC., InfoPrint Solutions Company, LLC include voting rights of those shares held by subsidiaries.

2. No description was made since the company is a limited liability company in the U.S. laws, and there are no accounting items which completely correspond to the paid-in capital.

3. RICOH EUROPE HOLDINGS PLC is a holding company established for the purpose of business restructuring in the European region.

(4)  ISSUES THE RICOH GROUP FACES

Customer needs are increasingly diversifying. It is increasingly difficult to satisfy customers' needs by providing prices and functions of purchased products or specific services. There is also diverse and increasingly harsh competition in color equipment and solutions development.

     In this rapidly changing market environment, in order for Ricoh Group to continually achieve growth and development and establish a global brand, we consider it most important to thoroughly execute "Creation of customer value" and "High efficiency management", and thereby enhance our competitive strength as a company to gain greater trust of customers.

     In "Creation of customer value", Ricoh will increasingly practice active discovery of new value by "Customer Satisfaction Management", in addition to Ricoh's unique abilities to pursue the 3 customer values of "Harmonize with the environment", "Simplify your life & work", and "Support knowledge management". That is, Ricoh will strive further to provide products and services which help customers contribute to global environmental conservation, pursue ease of use which enables customers to thoroughly utilize products and services, support knowledge creation activities by customers, and create environments for knowledge creation.

     Ricoh will continue working for "High efficiency management" of the overall group. By promoting structural innovations in development, production, sales, etc., selecting businesses for complete focus, and improved business processes, Ricoh will boost earnings power of the overall group and individual businesses. We recognize that another vital issue is ensuring that results of early investments towards growth lead to earnings.

     Furthermore, by investing profits created in business areas and stronger technologies where large growth is expected, Ricoh will work to improve its performance, further growing its corporate value.

(5)  MAIN BUSINESS (as of March 31, 2008)

  Office Solutions    Imaging Solutions

                      Digital copiers, color copiers, analog copiers, digital duplicators, facsimile machines, diazo copiers, scanners, multi-functional printers (MFP), printers and software, etc.

                      Network System Solutions

                      Personal computers, PC servers, network systems and network related software, etc.

Industrial Products   Thermal media, optical equipments, semiconductors, electronic component and measuring equipments, etc.

Other                 Optical discs and digital camera, etc.

(6)  PRINCIPAL OFFICES AND PLANTS (as of March 31, 2008)

..    Major domestic offices and plants

             The Company (location)                             Subsidiaries (location)
-----------------------------------------------    ------------------------------------------------
Head Office (Tokyo)                                Ricoh Optical Industries Co., Ltd. (Iwate Pref.)
Omori Office (Tokyo)                               Tohoku Ricoh Co., Ltd. (Miyagi Pref.)
Software Research Center (Tokyo)                   Ricoh Printing Systems, Ltd. (Tokyo)
Shin-Yokohama Office (Kanagawa Pref.)              Ricoh Elemex Corporation (Aichi Pref.)
Ricoh Technology Center (Kanagawa Pref.)           Ricoh Tohoku Co., Ltd. (Miyagi Pref.)
Research and Development Center (Kanagawa Pref.)   Ricoh Sales Co., Ltd. (Tokyo)
Atsugi Plant (Kanagawa Pref.)                      Ricoh Chubu Co., Ltd. (Aichi Pref.)
Hadano Plant (Kanagawa Pref.)                      Ricoh Kansai Co., Ltd. (Osaka Pref.)
Gotemba Plant (Shizuoka Pref.)                     Ricoh Chugoku Co., Ltd. (Hiroshima Pref.)
Numazu Plant (Shizuoka Pref.)                      Ricoh Kyushu Co., Ltd. (Fukuoka Pref.)
Fukui Plant (Fukui Pref.)                          Ricoh Technosystems Co., Ltd. (Tokyo)
Ikeda Plant (Osaka Pref.)                          Ricoh Leasing Company, Ltd. (Tokyo)
Yashiro Plant (Hyogo Pref.)

..    Major overseas offices

             SUBSIDIARIES (LOCATION)                            SUBSIDIARIES (LOCATION)
-----------------------------------------          --------------------------------------------------
RICOH AMERICAS CORPORATION (U.S.A.)                RICOH ELECTROICS, INC. (U.S.A.)
InfoPrint Solutions Company, LLC (U.S.A.)          RICOH UK PRODUCTS LTD. (U.K.)
RICOH EUROPE PLC (U.K.)                            RICOH INDUSTRIE FRANCE S.A.S. (France)
RICOH CHINA CO., LTD. (China)                      RICOH ASIA INDUSTRY (SHENZHEN) LTD. (China)
RICOH ASIA PACIFIC PTE LTD (Singapore)             SHANGHAI RICOH DIGITAL EQUIPMENT CO., LTD. (China)

Note:

RICOH EUROPE PLC provides the integrated functions for sales companies in Europe.

(7)  STATUS OF EMPLOYEES (as of March 31, 2008)

(I)  EMPLOYEES OF THE RICOH GROUP

                                                      Industry                           Common businesses
Classification        Office solutions business   products business   Other businesses      in the group      Total
-------------------------------------------------------------------------------------------------------------------
Number of employees            75,254                   3,421               3,751              1,030         83,456

(II) EMPLOYEES OF THE COMPANY

                      Change from previous                 Average length
Number of employees        fiscal year       Average age     of service
-------------------------------------------------------------------------
      11,295               8 (Decrease)         41.4         18.2 years

2.   SHAREHOLDERS' EQUITY (as of March 31, 2008)

(1)  TOTAL NUMBER OF SHARES AUTHORIZED TO BE ISSUED:   1,500,000,000

(2)  TOTAL NUMBER OF SHARES ISSUED:                      744,912,078

(3)  NUMBER OF SHAREHOLDERS:                                  41,250

(4)  MAJOR SHAREHOLDERS:

                                                         The shareholders' stake in the Company
                                                       ------------------------------------------
Name                                                   Thousands of shares   Investment ratio (%)
-------------------------------------------------------------------------------------------------
The Master Trust Bank of Japan, Ltd. (Trust Account)                72,314                   9.71
Japan Trustee Services Bank, Ltd. (Trust Account)                   41,110                   5.52
The Bank of Tokyo-Mitsubishi UFJ, Ltd.                              36,193                   4.86
Nippon Life Insurance Company                                       35,906                   4.82
NIPPONKOA Insurance Co., Ltd.                                       18,193                   2.44
State Street Bank and Trust Company                                 16,422                   2.20
THE NEW TECHNOLOGY DEVELOPMENT FOUNDATION                           15,839                   2.13
National Mutual Insurance Federation of Agricultural
Cooperatives                                                        11,947                   1.60
Trust & Custody Services Bank, Ltd. (Securities
Investment Trust Account)                                           11,509                   1.55
State Street Bank and Trust Company 505103                          10,809                   1.45

Notes:

1. The number of treasury stocks (23,960 thousands of shares) is not included in the chart above.

2. In addition to the above, stakes in the Company include 1,000 thousands of shares (0.13%) that NIPPONKOA Insurance Co., Ltd. owns and has entrusted with The Master Trust Bank of Japan, Ltd. These shares are registered in the name of The Masters Trust Bank of Japan, Ltd. as the owner, but NIPPONKOA Insurance Co., Ltd. reserves the right to instruct on exercising voting rights on these shares.

..    Breakdown of shareholders

Category                          Thousands of shares held   Number of shareholders   Investment ratio (%)
----------------------------------------------------------------------------------------------------------
Financial institutions                             350,858                      224                  47.10
Foreign companies                                  265,204                      638                  35.60
Individual investors and others                     54,016                   39,642                   7.25
Other domestic companies                            33,371                      686                   4.47
Treasury stock                                      23,960                        1                   3.21
Securities companies                                17,501                       59                   2.34

3.   STATUS OF STOCK ACQUISITION RIGHTS

The status of "Euro Yen Zero Coupon Convertible Bonds due 2011 (bonds with stock acquisition rights)" which the Company issued on December 7, 2006 was as follows.

                                              Euro Yen Zero Coupon Convertible
                                              Bonds due 2011 (bonds with stock
Issue:                                        acquisition rights)
--------------------------------------------------------------------------------
Number of new stock acquisition rights:       55,000
Applicable type of shares:                    Common stock
Applicable number of shares:                  19,741,071 shares
Conversion period:                            On or after December 21, 2006
                                              Up to and including November
                                              23, 2011
Conversion price:                             Yen 2,800 (Note 1)
Conditions of new stock acquisition rights:   (Note 2)

Notes:

1. The Conversion Price shall be adjusted by the following formula in case Ricoh issues or disposes of treasury shares at a price below the then market price of its common stock after the issuance of the Convertible Bonds. "Number of Outstanding Shares" in the following formula means the total outstanding number of the shares of common stock of Ricoh (excluding the number of treasury shares).

          Conversion Price After Adjustment = Conversion Price Before Adjustment x (Number of outstanding Shares + [Number of Shares to be issued or disposed] x [Amount to be paid per Share / Market price per Share]) / (Number of outstanding Shares + Number of Shares to be issued or disposed)

     Appropriate and necessary adjustments to the Conversion Price will also be made in certain cases including in case of stock splits or consolidation of the common stock of Ricoh, the issuance of stock acquisition rights (including stock acquisition rights attached to bonds with stock acquisition rights) exercisable into the common stock of Ricoh at less than market price.

2. No Stock Acquisition Right may be exercised in part. Prior to (but not including) December 8, 2006, a Convertible Bond holder may exercise the Stock Acquisition Rights only if, as of the last Trading Day (as defined below) of any calendar quarter, the Closing Price of the common stock of Ricoh for any 20 Trading Days during a period of 30 consecutive Trading Days ending on the last Trading Day of such quarter is more than 120% of the Conversion Price in effect on such Trading Day. However, such calculation shall not be made for the calendar quarter commencing on October 1, 2010. On and after December 8, 2010, a Convertible Bond holder may exercise the Stock Acquisition Rights at any time after the Closing Price of the common stock of Ricoh on at least one Trading Day falling on and after December 8, 2010 is more than 120% of the Conversion Price in effect on such Trading Day.

4.   STATUS OF CORPORATE OFFICERS

(1)  DIRECTORS AND CORPORATE AUDITORS (as of March 31, 2008)

           Position                     Name                      Principal duty, representative status at other companies
------------------------------------------------------------------------------------------------------------------------------------
Chairman  of  the  Board  and
Representative Director:         Masamitsu Sakurai   Chairman of Japan Association of Corporate Executives

President and Representative
Director:                        Shiro Kondo         CEO

Director:                        Koichi Endo         Management Strategy, Management Innovation; Office Business Strategic Planning,
                                                     Production Printing Business; General Manager of Fact Base Management
                                                     Innovation Office

Director:                        Masayuki Matsumoto  Domestic Marketing, Corporate Social Responsibility

Director:                        Katsumi Yoshida     Overseas Marketing

Director:                        Takashi Nakamura    Personnel, Production, and Legal Affairs and Intellectual Property

Director:                        Kazunori Azuma      General Manger of Marketing Group

Director:                        Zenji Miura         Finance, Information, IR, Corporate Communication, Management of Group
                                                     Companies, Internal Management and Control; General Manager of Corporate
                                                     Planning Division

Director:                        Kiyoshi Sakai       Technology, Corporate Environment

Director:                        Takaaki Wakasugi    Professor, Faculty of Business Administration, Tokyo Keizai University
                                                     Co-director of Mitsui Life Financial Research Center, University of Michigan
                                                     Ross School of Business Director and General Manager of Japan Corporate
                                                     Governance Research Institute, Inc.

Director:                        Takuya Goto         Chairman of the Board, Kao Corporation
                                                     Chairman of Japan Marketing Association

Corporate Auditor:               Kohji Tomizawa      Full-time

Corporate Auditor:               Shigekazu Iijima    Full-time

Corporate Auditor:               Kenji Matsuishi     General Manager of Matsuishi Legal Services

Corporate Auditor:               Takehiko Wada       Chairman and Representative Director of San-Ai Oil Co., Ltd.

Notes:
1. Directors Takaaki Wakasugi and Takuya Goto are Outside Directors stipulated in Article 2-15 of the Corporate Law.

2. Corporate Auditors Kenji Matsuishi and Takehiko Wada are Outside Corporate Auditors stipulated in Article 2-16 of the Corporate Law.

3. Serving at the Company's accounting and finance sector for many years, Corporate Auditor Shigekazu Iijima has considerable knowledge about finance and accounting.

4. The "Principal duty, representative status at other companies" of Directors Koichi Endo, Takashi Nakamura and Kiyoshi Sakai will be revised effective April 1, 2008, as follows:

        Koichi Endo:      Management Strategy

        Takashi Nakamura: Personnel; General Manager of Human Resources Division

        Kiyoshi Sakai:    Technology, Corporate Environment, Legal Affairs and
                          Intellectual Property

(2)  TOTAL REMUNERATION, ETC. PAID TO DIRECTORS AND CORPORATE AUDITORS

                                                    Amount of remuneration paid
          Category            Number of recipients          (million yen)
-------------------------------------------------------------------------------
Directors                              11                       521
(Outside Directors)                    (2)                      (18)
-------------------------------------------------------------------------------
Corporate Auditors                      4                        55
(Outside Corporate Auditors)           (2)                       (9)
-------------------------------------------------------------------------------
            Total                      15                       577
===============================================================================
Notes:

1. The remuneration, etc. paid to Directors excludes employee wages for Directors who are also employees.

2. The remuneration, etc. paid to Directors include amount of allowance for Directors' bonuses based on the proposal, "Payment of bonuses to Directors" to be submitted to the 108th Ordinary General Meeting of Shareholders to be held on June 26, 2008, amounting to Yen 173 million.

3. In addition to the above remuneration, the Company plans to pay retirement allowance, amounting to Yen 2 million, to one Corporate Auditor who will resign at the conclusion of 108th General Meeting of Shareholders held on June 26, 2008. This payment is based on the resolution "Payment of retirement allowances for Directors and Corporate Auditors following the abolishment of the retirement allowance system" of the 107th Ordinary General Meeting of Shareholders held on June 27, 2007.

(3)  OUTSIDE DIRECTORS AND CORPORATE AUDITORS

(i) Significant concurrent jobs Outside Directors and Corporate Auditors are engaged in at other companies

                                                Concurrent positions as Director in charge of execution of operations or outside
         Position               Name                                          Director, at other companies
---------------------------------------------------------------------------------------------------------------------------------
Outside Director           Takaaki Wakasugi  Emeritus Professor, the University of Tokyo
                                             Professor, Faculty of Business Administration, Tokyo Keizai University
                                             Co-director of Mitsui Life Financial  Research  Center,  University of Michigan Ross
                                             School of Business
                                             Director and General Manager of Japan Corporate Governance Research Institute, Inc.
                                             Outside Corporate Auditor, JFE Holdings, Inc.
                                             Outside Corporate Auditor, NTT DoCoMo, Inc.
---------------------------------------------------------------------------------------------------------------------------------
Outside Director           Takuya Goto       Chairman of the Board, Kao Corporation
                                             Outside Director, Asahi Glass Co., Ltd.
                                             Outside Director, Nagase & Co., Ltd.
                                             Chairman of Japan Marketing Association
---------------------------------------------------------------------------------------------------------------------------------
Outside Corporate Auditor  Kenji Matsuishi   General Manager of Matsuishi Legal Services
---------------------------------------------------------------------------------------------------------------------------------
Outside Corporate Auditor  Takehiko Wada     Chairman and Representative Director of San-Ai Oil Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------

Notes:

1. There is no special conflict of interests between the Company and Kao Corporation.

2. There is no special conflict of interests between the Company and San-Ai Oil Co., Ltd.

(ii) Major activities by outside Directors and Corporate Auditors

        Position                   Name                                 Main activities
----------------------------------------------------------------------------------------------------------
Outside Director           Takaaki Wakasugi       Participated in 13 of the 14 Board of Directors meetings
                                                  held during the fiscal year under review, and
                                                  proactively made statements, mainly from his expert
                                                  perspective as a scholar of finance and a governance
                                                  specialist.
----------------------------------------------------------------------------------------------------------
Outside Director           Takuya Goto            Participated in 9 of 14 Board of Directors meetings held
                                                  during the fiscal year under review, and proactively
                                                  made statements, mainly from the perspective of a
                                                  highly-experienced manager.
----------------------------------------------------------------------------------------------------------
Outside Corporate Auditor  Kenji Matsuishi        Participated in 10 of the 14 Board of Directors meetings
                                                  and all of 9 Board of Corporate Auditors meetings, held
                                                  during the fiscal year under review, and made
                                                  statements, whenever necessary, mainly from his various
                                                  perspectives based on the insight he has cultivated as a
                                                  lawyer.
----------------------------------------------------------------------------------------------------------
Outside Corporate Auditor  Takehiko Wada          Participated in 7 of the 14 Board of Directors meetings
                                                  and 8 of 9 Board of Corporate Auditors meetings, held
                                                  during the fiscal year under review, and made
                                                  statements, whenever necessary, mainly from the
                                                  perspective of a highly-experienced manager.
----------------------------------------------------------------------------------------------------------

(iii) Outline of liability limitation contracts

     The Company amended its Articles of Incorporation at the 106th Ordinary General Meeting of Shareholders on June 28, 2006, establishing the provision of contracts to limit liabilities of Outside Directors and Corporate Auditors.

          The outline of liability limitation contracts, which the Company concluded with Outside Directors and Corporate Auditors in accordance with the revised Articles of Incorporation, is as follows.

     (a)  Liability limitation contracts with Outside Directors

          Under such contracts, the maximum liability of Outside Directors shall be the higher of either of Yen 10.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

     (b)  Liability limitation contracts with Outside Corporate Auditors

          Under such contracts, the maximum liability of Outside Corporate Auditors shall be the higher of either of Yen 5.0 million or a minimum liability amount stipulated in Article 425, Item 1 of the Corporate Law.

5.   ACCOUNTING AUDITORS

(1)  NAME: KPMG AZSA & CO.

(2)  REMUNERATION, ETC.:

                                                                                                          Amount to be paid
---------------------------------------------------------------------------------------------------------------------------
Remuneration, etc. to be paid to the accounting auditor by the Company                                     Yen 173 million
---------------------------------------------------------------------------------------------------------------------------
Total sum of remuneration, etc. to be paid to the accounting auditor by the Company and its subsidiaries   Yen 346 million
---------------------------------------------------------------------------------------------------------------------------

Notes:
1. In the audit contract signed between the Company and the accounting auditor, there is no classification between remuneration for audit services pursuant to the Corporate Law and that in accordance with the Financial Instruments and Exchange Law. Accordingly, the above "Remuneration, etc. to be paid to the accounting auditor by the Company" above represent the sum of these remunerations.

2. Among the Company's major subsidiaries, Ricoh Americas Corporation and other 4 subsidiaries are audited by KPMG.

(3)  POLICY REGARDING DECISION TO DISMISS OR NOT REAPPOINT THE ACCOUNTING
     AUDITOR

The Board of Corporate Auditors, by unanimous agreement, will dismiss the accounting auditor when confirmed that the accounting auditor falls under any item of Article 340, Paragraph 1 of the Corporate Law. In this case, the dismissal and its reasons will be reported at the first general meeting of shareholders to be held after the dismissal.

     In addition to the above, the Company will propose at a general meeting of shareholders to dismiss or not reappoint the accounting auditor when confirmed that it is difficult for the accounting auditor to properly perform audit duties with the agreement of the Board of Corporate Auditors or as requested by the Board of Corporate Auditors.

6.   SYSTEMS TO SECURE APPROPRIATENESS OF OPERATIONS

Resolutions adopted by the Board of Directors for systems to secure the appropriateness of the Company's operations are as follows:

(1) SYSTEM TO ENSURE THE EFFICIENT IMPLEMENTATION OF DIRECTORS' DUTIES AND COMPLIANCE WITH LAWS AND ARTICLES OF INCORPORATION

The Company promotes a sense of alertness in execution of management and execution of business, and in addition uses the following management structures in order to further improve its quality and speediness.

(i) Management transparency and fairness of decision-making are strengthened by the presence of Outside Directors.

(ii) As part of the strengthening of management oversight functions by the Board of Directors, the "Nomination and Compensation Committee," a permanent organization composed of Outside Directors and designated internal Directors, makes propositions and resolutions concerning the regulation of the nomination, dismissal and compensation of Directors and executive officers, etc.

(iii) The executive officer system, its division of duties clarified, is speeding up the decision-making process through the attribution of authority to each business division.

(iv) The "Group Management Committee" (GMC) is a decision-making organization delegated by the Board of Directors, and composed of executive officers who meet certain qualifications. The GMC operates so as to accelerate deliberation and decision-making from the perspective of the optimum management of the entire Group, concerning proposals on the most appropriate strategies for direction of each business division and the entire Group, within the limits granted to it.

(v) The "Disclosure Committee" is an independent organization that assures the accuracy, timeliness and comprehensiveness of disclosure of corporate information, and it performs checks on the process for the production of disclosed information.

(2) SYSTEMS RELATED TO THE RETENTION AND MANAGEMENT OF INFORMATION RELATED TO THE IMPLEMENTATION OF DIRECTORS' DUTIES

Records and proposals related to decisions by Directors in the course of their duties are collated, retained and managed in compliance with applicable laws, regulations and internal rules. Documents are kept so that they can be retrieved and produced in response to a request from Directors and Corporate Auditors.

(3)  REGULATIONS AND OTHER STRUCTURES REGARDING RISK MANAGEMENT FOR LOSSES

(i) The occurrence of losses shall be proactively prevented based on regulations for risk management.

(ii) Should losses nevertheless arise, efforts shall be made to minimize damage
     (loss) based on standards for initial reaction.

(iii) In order to manage losses as a Group, comprehensively and in a unified fashion, a division responsible for integrated management will be created that will thoroughly cover all aspects globally.

(4) SYSTEMS TO ENSURE APPROPRIATE COMPLIANCE WITH LAWS, AND ARTICLES OF INCORPORATION CONCERNING THE PERFORMANCE OF EMPLOYEE'S DUTIES

(i) In order to thoroughly implement the "Ricoh Group Corporate Social Responsibility (CSR) Charter" which sets forth the principles of corporate behavior with regard to CSR including compliance, and the "Ricoh Group Code of Conduct" which shows the general rules of conduct for Ricoh Group employees, the Specialty Committee and a "Hot Line" for reporting incidents and seeking advice have been established. Also various training programs are set up with an aim to enhance compliance domestically and overseas.

(ii) Efforts are being made to improve business processes and construct a framework for standardized internal control throughout the entire Ricoh Group, with the goal of "complying with laws, norms and internal rules," "improvement of business effectiveness and efficiency," "maintaining high reliability of financial reporting" and "securing of assets," including compliance to the Sarbanes-Oxley Act of 2002, the Financial Products Exchange Law and other relevant laws and regulations.

(iii) To ensure appropriate internal auditing, an internal auditing department shall perform fair and objective examination and evaluation of how each division is executing its business based on legal compliance and rational criteria, and provide advice or recommendation for improvement.

(iv) The Company shall establish a department specializing in enhancing and promoting the functions of (i), (ii) and (iii) above on an integrated basis. In an aim to establish and improve an internal control system of the Ricoh Group, the Company shall institute an "Internal Control Committee" within the Group Management Committee, which is expected to be held regularly to deliberate and decide on relevant matters.

(5) SYSTEMS TO ENSURE CORRECT BUSINESS STANDARDS IN THE RICOH GROUP COMPOSED OF THE COMPANY AND ITS AFFILIATES

Ricoh and each affiliate in the Ricoh Group shall devise a system that will ensure the adherence to correct business standards to improve business performance and enhance the prosperity of each Group company, while keeping mutual respect for their independence, as follows:

(i) The Company's Board of Directors and the "Group Management Committee" (GMC) make decisions and perform management oversight for the Ricoh Group as a whole. To ensure the efficacy of such efforts, they establish management regulations concerning affiliate companies, and set up relevant administrative organizations in order to manage the Group.

(ii) The "Ricoh Group Standard" (RGS) represents a set of common rules to be followed by the entire Group.

(6) MATTERS REGARDING EMPLOYEES WHOM AUDITORS REQUEST TO ASSIST THEM IN THE PERFORMANCE OF THEIR DUTIES

In order to clarify the independency of staff for Corporate Auditors, the Company shall establish a Corporate Auditor office, where exclusively assigned employees assist Corporate Auditors in auditing through directives from Corporate Auditors.

(7) MATTERS RELATED TO THE INDEPENDENCE OF CORPORATE AUDITORS' STAFF FROM DIRECTORS DESCRIBED IN (6) ABOVE

When an employee (as in (6) above) assists Corporate Auditors in their work, he or she shall not be subject to orders given by Directors. In addition, decisions concerning personnel assessments or personnel changes regarding said employees shall be made only after hearing the opinions of the Corporate Auditors.

(8) SYSTEMS TO ENABLE DIRECTORS OR EMPLOYEES TO REPORT TO CORPORATE AUDITORS, AND OTHER SYSTEMS RELATED TO REPORTING TO AUDITORS

Directors or employees shall report to Corporate Auditors matters concerning laws and regulations, as well as "important matters decided by Directors which affect the entire company," "the results of internal audits," "the status of reporting via the internal reporting system," and "matters which auditors have sought reports about."

(9) SYSTEMS ESTABLISHED TO ENSURE THE EFFICACIOUS PERFORMANCE OF AUDITING RESPONSIBILITIES BY CORPORATE AUDITORS

Corporate Auditors shall perform audits thoroughly by attending the board of Directors meetings and management meetings, receiving reports on exercise of function from the Directors and executive officers, reviewing important resolution documents, and investigating the status of operations of divisions and group companies.

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2008)

                                                  Millions of yen
                                               --------------------
                                                 As of March 31,
                                               --------------------
                                                  2008       2007
-------------------------------------------------------------------
ASSETS
Current Assets:
   Cash on hand and in banks                      15,563     23,602
   Notes receivable - trade                        7,353      7,221
   Accounts receivable - trade                   234,545    244,754
   Marketable securities                          23,396    118,046
   Finished goods                                 23,633     24,026
   Raw materials                                   3,422      3,146
   Work in process                                 8,822      7,578
   Supplies                                        7,993      7,248
   Deferred tax assets                            12,097     16,206
   Accounts receivable - other                    14,817     16,678
   Short-term loans receivable                   124,117     74,131
   Other current assets                            5,788      5,960
   Allowance for doubtful accounts                  (112)      (239)
            Total Current Assets                 481,437    548,362
Fixed Assets:
   Tangible fixed assets:
      Buildings                                   50,313     50,073
      Structures                                   2,536      2,600
      Machinery and equipment                     23,786     24,721
      Vehicles                                        16         13
      Tools                                       18,745     20,689
      Land                                        29,030     29,274
      Construction in progress                     9,596      5,085
         Total tangible fixed assets             134,024    132,457
   Intangible fixed assets:
      Leasehold right and others                  21,377     11,279
      Software                                    22,028     20,484
         Total Intangible fixed assets            43,405     31,764
   Investments and Other Assets:
      Investment securities                       26,356     26,995
      Affiliates' securities                     251,990    189,463
      Investment in affiliates                    19,293     27,488
      Long-term loans receivable                  96,878    106,858
      Deferred tax assets                            623      1,788
      Lease deposit                                6,674      6,811
      Other investments                            7,718      4,799
      Allowance for doubtful accounts               (526)      (501)
         Total investments and other assets      409,008    363,705
            Total Fixed Assets                   586,438    527,927
-------------------------------------------------------------------
               Total Assets                    1,067,876  1,076,290
===================================================================

NON-CONSOLIDATED BALANCE SHEETS (as of March 31, 2008)

                                                             Millions of yen
                                                          --------------------
                                                              As of March 31,
                                                          --------------------
                                                             2008       2007
------------------------------------------------------------------------------
LIABILITIES
Current Liabilities:
   Notes payable - trade                                      3,837      5,017
   Accounts payable - trade                                 142,479    146,776
   Bonds maturing within one year                            25,000         --
   Accounts payable - other                                  15,939     17,331
   Accrued expenses                                          35,375     35,954
   Accrued corporate tax, etc.                                8,556     24,939
   Reserve for bonuses                                       13,129     14,154
   Reserve for Directors' bonuses                               173        185
   Warranty reserve                                             774        612
   Other current liabilities                                  4,416      5,163
         Total Current Liabilities                          249,682    250,134
Fixed Liabilities:
   Bonds                                                         --     25,000
   Convertible Bonds                                         55,201     55,256
   Long accounts payable-other                                  498         --
   Retirement benefit obligation                                710        616
   Reserve for Directors' retirement allowances                  --        466
   Other fixed liabilities                                      568         --
         Total Fixed Liabilities                             56,978     81,339
            Total Liabilities                               306,660    331,474

(Net Assets)
Stockholders' Equity:

Common Stock                                                135,364    135,364
Additional paid-in-capital:
   Legal capital reserve                                    180,804    180,804
   Other  additional paid-in-capital                             --          3
      Total additional paid-in-capital                      180,804    180,808
Retained Earnings:
   Legal reserve                                             14,955     14,955
   Other retained earnings                                  469,754    437,714
      Reserve for deferral of capital gain on property          486        506
      Reserve for special depreciation                          691      1,147
      Reserve for warranty on computer programs                  89        124
      Reserve for social contributions                          103        104
      General reserve                                       411,350    362,350
      Retained earnings brought forward                      57,034     73,482
         Total Retained Earnings                            484,709    452,669
Treasury stock                                              (45,687)   (30,114)
         Total Stockholders' Equity                         755,191    738,727
Difference of appreciation and conversion
   Net unrealized holding gains on securities                 6,024      6,088
         Total difference of appreciation and conversion      6,024      6,088
            Total Net Assets                                761,216    744,815
------------------------------------------------------------------------------
            Total Liabilities and Net Assets              1,067,876  1,076,290
==============================================================================

NON-CONSOLIDATED STATEMENTS OF INCOME (for the year ended March 31, 2008)

                                                         Millions of yen
                                                  ----------------------------
                                                  For the year ended March 31,
                                                  ----------------------------
                                                      2008           2007
------------------------------------------------------------------------------
   Net sales                                        1,036,228     1,033,302
   Cost of sales                                      722,865       712,757
   Gross profit on sales                              313,362       320,545
   Selling, general and administrative expenses       242,862       233,571
      Total operating income                           70,500        86,974
Non-operating income:
   Interest and dividend income                        20,607        20,173
   Other revenue                                        5,447         4,534
         Total non-operating revenue                   26,054        24,707
Non-operating expenses:
   Interest expenses                                      496           636
   Exchange loss                                       14,649         1,550
   Other expenses                                       1,823         4,263
         Total non-operating expenses                  16,969         6,450
Ordinary income                                        79,585       105,231
Extraordinary income:
   Reversal of allowance for doubtful accounts             --         3,632
         Total extraordinary income                        --         3,632
      Net income before taxes                          79,585       108,864
      Corporate, inhabitant and enterprise taxes       19,600        38,800
      Corporate and other tax adjustments               5,316        (1,844)
      Net income                                       54,669        71,908
==============================================================================

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
(for the year ended March 31, 2008)

                                                         (Unit: millions of yen)

                                                                                                       Difference
                                                         Stockholders' equity                              of
                                 -------------------------------------------------------------------  appreciation
                                          Additional paid-in-                                              and
                                                 capital       Retained earnings                       conversion
                                          -------------------  -----------------                      ------------
                                                                                                           Net
                                                      Other               Other               Total    unrealized
                                           Legal   additional           retained             share-      holding
                                  Common  capital   paid-in-    Legal   earnings  Treasury  holders'    gains on    Total net
                                  stock   reserve    capital   reserve   (Note)     stock    equity    securities     assets
-----------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2007        135,364  180,804       3       14,955  437,714   (30,114)  738,727     6,088        744,815
Changes in the term
Dividends from surplus                                                  (22,627)            (22,627)                 (22,627)
Net income                                                               54,669              54,669                   54,669
Purchase of treasury stock                                                        (15,769)  (15,769)                 (15,769)
Disposal of treasury stock                             (3)                   (2)      197       191                      191
Net changes of items other than
   stockholders' equity                                                                                   (63)           (63)
Total changes in the term             --       --      (3)          --   32,040   (15,572)   16,463       (63)        16,400
-----------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2008        135,364  180,804      --       14,955  469,754   (45,687)  755,191     6,024        761,216
=============================================================================================================================

Note: Breakdown of other retained earnings               (Unit: millions of yen)

                                       Reserve for                  Reserve for                           Retained
                                       deferral of     Reserve for  warranty on   Reserve for             earnings
                                     capital gain on     special      computer      social      General  to brought
                                         property     depreciation    programs   contributions  reserve    forward    Total
-----------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2007                  506           1,147          124           104       362,350    73,482     43,714
Changes in the term
Dividends from surplus                                                                                    (22,627)   (22,627)
Reversal of reserve for deferral of
   capital gain on property                (20)                                                                20         --
Transfer to reserve for special
   depreciation                                             20                                                (20)        --
Reversal of reserve for special
   depreciation                                           (476)                                               476         --
Reversal of reserve for warranty on
   computer programs                                                    (35)                                   35         --
Transfer to reserve for social
   contribution                                                                        95                     (95)        --
Reversal of reserve for social
   contribution                                                                       (96)                     96         --
Transfer to general reserve                                                                      49,000   (49,000)        --
Disposal of treasury stock                                                                                     (2)        (2)
Net income                                                                                                 54,669     54,669
Total changes in the term                  (20)           (456)         (35)           (1)       49,000   (16,447)    32,040
-----------------------------------------------------------------------------------------------------------------------------
Balance of March 31, 2008                  486             691           89           103       411,350    57,034    469,754
=============================================================================================================================

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

* All figures are rounded down to nearest million yen.

NOTES REGARDING SIGNIFICANT ACCOUNTING POLICIES

1.   ACCOUNTING POLICY FOR SECURITIES

(1)  SECURITIES OF SUBSIDIARIES AND AFFILIATES

Securities of subsidiaries and affiliates are stated at cost based on the moving average method.

(2)  OTHER SECURITIES

Marketable securities:       Marked to market based on the market price at the
                             end of the term and other factors (accounting for all valuation differences with the full net-assets injection method; the cost of securities sold is valued at moving average cost).

Non-marketable securities:   Stated at cost based on the moving average method.

2.   ACCOUNTING POLICY FOR DERIVATIVES

Derivatives are stated at market value.

3.   ACCOUNTING POLICY FOR INVENTORIES

Inventories are stated principally at the lower of cost or market using the gross average method.

4.   DEPRECIATION AND AMORTIZATION

(1)  TANGIBLE FIXED ASSETS:

Depreciated by using the declining-balance method.

     Buildings (excluding fixtures) acquired after April 1, 1998 are depreciated using the straight-line method. Major useful life is as follows:

        Buildings:                 5-50 years
        Machinery and equipment:   2-12 years

(2)  INTANGIBLE FIXED ASSETS:

Depreciated by using the straight-line method.

     With software for sale in the market, however, the Company records the larger of an amortization based on projected sales profits or a uniform amortization based on a projected effective sales period for the balance. The initially projected effective sales term is three years. With software for internal use, the Company uses the straight-line method based on a usable period of five years.

5.   BASIS FOR PROVISION OF RESERVES

(1)  ALLOWANCE FOR DOUBTFUL ACCOUNTS:

The allowance for doubtful accounts is provided to cover possible losses from bad debts and represents possible individual doubtful accounts based on historical default rates and the potential for irrecoverableness.

(2)  RESERVE FOR BONUSES:

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to employees for the current financial year under our corporate rules for calculating such bonus payment.

(3)  RESERVE FOR BONUSES TO DIRECTORS

The reserve for accrued bonuses is provided by estimating the amount of bonuses payable to Directors for the current of financial year.

(4)  WARRANTY RESERVE:

To cover product after-sales service expenses, the Company calculates the product warranty reserve based on projected service costs.

(5)  RESERVE FOR RETIREMENT ALLOWANCES:

To cover projected employee benefits, the Company records the estimated obligations at the end of current fiscal year based on projected year-end benefit obligations and plan assets. The company uses straight-line depreciation for actuarial gains or losses and for prior service costs over averaged remaining employment term (15 years).

6.   CONSUMPTION TAXES

The consumption tax and the local consumption tax are excluded from profits and losses.

7.   LEASING

Finance leases for which ownership does not transfer to lessees are accounted for as operating leases.

8.   HEDGE ACCOUNTING

(1)  HEDGE ACCOUNTING METHODS:

With currency swaps, the Company hedges by assigning transactions that meet assignment requirements.

(2)  HEDGE INSTRUMENTS AND TARGETS:

There is no Hedging Instrument or Hedging Target at the end of current fiscal year.

(3)  HEDGING POLICIES:

In keeping with its internal Market Risk Management Rules, Ricoh uses derivatives to manage the exposure of its assets and liabilities to market fluctuations.

(4)  HEDGE EFFECTIVENESS:

The Company assesses the effectiveness of hedges by analyzing the ratios of the total market fluctuations of hedged targets and instruments.

9.   REVISION ON ACCOUNTING SETTLEMENT

Change of Depreciation Method for fixed assets Effective as of April 1, 2007, in accordance with the revised Japanese Corporate Tax Law in 2007, Ricoh changed method of depreciation of tangible fixed assets acquired on or after April 1, 2007. The change in method of depreciation caused an increase in depreciation expense by Yen 2,778 million for the fiscal year ended March 31, 2008.

10.  ADDITIONAL INFORMATION

Change of Depreciation Method for fixed assets

Effective as of April 1, 2007, in accordance with the revised Japanese Corporate Tax Law in 2007, Ricoh changed method of depreciation of tangible fixed assets acquired on or before March 31, 2007. Attributable to this change, its fixed assets are further depreciable up to Yen 1 over five years after they have been depreciated up to the depreciable limit (95% of the acquisition price). The change in method of depreciation caused an increase in depreciation expense by Yen 1,603 million for the fiscal year ended March 31, 2008.

NOTES TO NON-CONSOLIDATED BALANCE SHEETS

1. Accumulated depreciation on tangible fixed assets:   Yen 383,853 million

2. Guarantee obligation:
   Bank borrowings for employees' housing funds, etc:       Yen 108 million

3. Monetary debts and credits for affiliates:
      Short-term receivable due from affiliates:        Yen 342,458 million
      Long-term receivable due from affiliates:          Yen 97,227 million
      Short-term payable due to affiliates:              Yen 83,647 million

NOTES TO NON-CONSOLIDATED STATEMENTS OF INCOME

Transaction with affiliates:
      Sales:                                            Yen 916,339 million
      Purchase:                                         Yen 394,290 million
      Non-operating transactions:                        Yen 31,722 million

NOTES TO STATEMENTS OF CHANGES IN NET ASSETS

1. Number of outstanding shares as of the end of the fiscal year under review
   Common stock:                                        744,912,078 shares

2. Number of treasury stocks as of the end of the fiscal year under review
   Common stock:                                         23,960,828 shares

3. Dividends of retained earnings

(1)  Payment of dividends

         Resolution            Total amount of dividends   Dividends per share       Record date
---------------------------------------------------------------------------------------------------
 Ordinary General Meeting of       Yen 10,950 million           Yen 15.00          March 31, 2007
Shareholders (June 27, 2007)

 Board of Directors meeting        Yen 11,677 million           Yen 16.00        September 30, 2007
     (October 25, 2007)

(2) Among the dividends for which the record date falls within the fiscal year under review, the portion of the dividends for which the effective date falls in the next fiscal year

   Resolution (scheduled)      Total amount of dividends   Dividends per share       Record date
---------------------------------------------------------------------------------------------------
 Ordinary General Meeting of       Yen 12,256 million           Yen 17.00          March 31, 2008
Shareholders (June 26, 2008)

NOTES TO DEFERRED TAX ACCOUNTING

Major factors giving rise to deferred tax assets include denial of reserve for retirement benefits and denial of reserve for bonuses, while major factors giving rise to deferred tax liabilities are gains on establishment of retirement benefit trust and unrealized holding gains/losses on other securities.

NOTES TO LEASED FIXED ASSETS

The Company uses fixed assets in the balance sheets and certain office equipment and production facilities, etc. under finance lease contracts without ownership transfer.

NOTES TO RELATED PARTY TRANSACTIONS

                                                                                                             (Unit: millions of yen)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Balance
                                                                                                                               as
                                                                                                                             of the
                                                                                                                             fiscal
                                                         Relation with company                    Transa-                     year
                                   Voting Rights   -------------------------------                 ction                      under
                                  held by Company  Concurrent       Business       Description of  amount                    review
Attribute  Name of company, etc.        (%)        Directors        relation        transactions  (Note 3)  Account item    (Note 3)
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Tohoku Ricoh Co., Ltd. (Possessed)       Yes       Manufacturing of the Purchase of     49,532  Accounts payable  17,551
                                  Directly: 100%              Company's office     products                - trade
                                                              equipment            (Note 1)
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Ricoh Sales Co., Ltd.  (Possessed)       Yes       Sale of the          Sales of       191,620  Accounts          44,720
                                  Directly: 100%              Company's office     products                receivable -
                                                              equipment            (Note 1)                trade
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Ricoh Chubu Co., Ltd.  (Possessed)       Yes       Sale of the          Sales of        48,949  Accounts          11,633
                                  Directly: 100%              Company's office     products                receivable -
                                                              equipment            (Note 1)                trade
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Ricoh Kansai Co., Ltd. (Possessed)       Yes       Sale of the          Sales of        80,042  Accounts          18,360
                                  Directly: 100%              Company's office     products                receivable -
                                                              equipment            (Note 1)                trade
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary Ricoh Leasing          (Possessed)                 Leasing of the       Factoring       72,407  Accounts payable      --
           Company, Ltd.          Directly: 46.9%   Yes       Company's products                           - other
                                  Indirectly: 4.2%                                                         Short-term loans 123,292
                                                              Lending of funds     Lending of     893,926  Long-term loans   56,000
                                                                                   funds (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary RICOH INDUSTRIE        (Possessed)       Yes       Manufacturing of the Sales of        64,965  Accounts          20,660
           FRANCE S.A.S.          Directly: 100%              Company's office     components              receivable -
                                                              equipment            (Note 1)                trade
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary RICOH AMERICAS         (Possessed)       Yes       Sale of the          Sales of        74,259   Accounts         18,751
           CORPORATION            Directly: 100%              Company's office     products                receivable -
                                                              equipment            (Note 1)                trade
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary RICOH PRINTING         (Possessed)                                      Lending of      33,929  Long-term loans   33,929
           SYSTEMS AMERICA, INC.  Directly: 94.5%   No        Lending of funds     funds
                                  Indirectly: 5.5%                                 (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary RICOH EUROPE SCM B.V.  (Possessed)       Yes       Sale of the          Sales of       121,474  Accounts          27,967
                                  Directly: 100%              Company's office     products                receivable -
                                                              equipment            (Note 1)                trade
------------------------------------------------------------------------------------------------------------------------------------
Subsidiary RICOH ASIA INDUSTRY    (Possessed)       Yes       Sale of the          Purchase of    116,880  Accounts payable   8,947
           LTD.                   Directly: 100%              Company's office     products                - trade
                                                              equipment            (Note 1)
------------------------------------------------------------------------------------------------------------------------------------

Notes: Transaction conditions and policy in determining transaction conditions

1. Prices and other transaction conditions are determined through price negotiations, taking into account the market situation.

2. Lending is determined each time through negotiations based on market prices.

3. The transaction amount does not include the consumption tax, while the ending balance includes the consumption tax, etc.

NOTES TO PER-SHARE INFORMATION

1. Net assets per share:         Yen 1,055.85

2. Basic net income per share:      Yen 74.99
   Diluted net income per share:    Yen 72.97

             [English Translation of the Auditors' Report Originally
                        Issued in the Japanese Language]

                          INDEPENDENT AUDITORS' REPORT

                                                                    May 14, 2008
The Board of Directors
Ricoh Company, Ltd.

                                              KPMG AZSA & Co.
..

                                              Teruo Suzuki (Seal)
                                              Designated and Engagement Partner
                                              Certified Public Accountant

                                              Ryoji Fujii (Seal)
                                              Designated and Engagement Partner
                                              Certified Public Accountant

                                              Junichi Adachi (Seal)
                                              Designated and Engagement Partner
                                              Certified Public Accountant

We have audited the statutory report, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the statement of changes in net assets and the notes to non-consolidated financial statement, and its supporting schedules of Ricoh Company, Ltd. as of March 31, 2008 and for the 108th business year from Arpil 1, 2007 to March 31, 2008 in accordance with Article 436(2)(1)of the Corporate Law. The statutory report and supporting schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the statutory report and supporting schedules based on our audit as independent auditors.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those auditing standards require us to obtain reasonable assurance about whether the statutory report and supporting schedules are free of material misstatement. An audit is performed on a test basis, and includes assessing the accounting principles used, the method of their application and estimates made by management, as well as evaluating the overall presentation of the statutory report and supporting schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statutory report and supporting schedules referred to above present fairly, in all material respects, the financial position and the results of operations of Ricoh Company, Ltd. for the period, for which the statutory report and supporting schedules were prepared, in conformity with accounting principles generally accepted in Japan.

Our firm and engagement partners have no interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

Transcript of the Corporate Auditor's Report (originally issued in Japanese)

                           CORPORATE AUDITOR'S REPORT

The Board of Corporate Auditors has prepared this Audit Report upon discussion based on the audit reports prepared by each Corporate Auditor concerning the execution of duties by Directors for the fiscal year from April 1, 2007 to March 31, 2008, and hereby reports as follows:

1. AUDITING METHODS EMPLOYED BY CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS

The Board of Corporate Auditors prescribed audit policies, work shares and other relevant matters, received reports from each Corporate Auditor on their implementation of audits and results thereof, as well as reports from Directors, etc. and the Accounting Auditor on the performance of their duties, and requested explanations from them whenever necessary.

     Each Corporate Auditor complied with the auditing standards of Corporate Auditors established by the Board of Corporate Auditors, followed the audit policies, work shares, etc., communicated with Directors, staff of the internal audit sector, other employees, etc., strove to establish the environment for collecting information and auditing, attended Board of Directors and other important meetings, received reports from Directors, employees, etc. on the execution of their duties, requested explanations from them whenever necessary, inspected important written approvals, etc., examined the status of operations and assets at the head office and principal offices. We also monitored and verified the system for ensuring that the execution of duties by Directors conforms to the related laws and regulations and the Articles of Incorporation, the resolution of the Board of Directors concerning the establishment of the system stipulated in Article 100, Paragraph 1 and Paragraph 3 of the Enforcement Regulations of the Corporate Law aiming to secure the appropriateness of joint-stock companies' operations; and the status of an internal control system established in accordance with the said resolution. Meanwhile, we communicated and exchanged information with Directors, Corporate Auditors, etc. of subsidiaries, received reports from subsidiaries on operations whenever necessary, as well as visited and examined some subsidiaries. Based on the above methods, we examined the business report and the supporting schedules for the fiscal year under review.

     Besides, we monitored and verified whether the Accounting Auditor implemented appropriate audits while maintaining independence, received reports from the Accounting Auditor on the execution of their duties, and sought explanations whenever necessary. Furthermore, we received notice from the Accounting Auditor that "System for ensuring that duties are performed properly" (matters set forth in each item of Article 159 of the Company Accounting Regulations) is organized in accordance with the "Quality Management Standards Regarding Audits" (Business Accounting Council; October 28, 2005), etc., and sought explanations whenever necessary. Based on the above methods, we examined non-consolidated financial statements (balance sheets, statements of income, statements of changes in shareholders' equity, and notes to financial statements) and the supporting schedules for the fiscal year under review, as well as consolidated financial statements (balance sheets, statements of income, statements of changes in shareholders' equity, and notes to financial statements).

2. AUDIT RESULTS

(1)  RESULTS OF AUDIT OF BUSINESS REPORT, ETC.

(i) We hereby state that the business report and the supporting schedules fairly represent the Company's conditions in accordance with the related laws and regulations and the Articles of Incorporation.

(ii) With regard to the performance of duties by Directors, we find no significant evidence of wrongful act or violation of related laws and regulations, nor the Articles of Incorporation.

(iii) We hereby state that the content of the resolution by the Board of Directors concerning the internal control system is proper. In addition, we find no matters on which to remark in regard to the execution of duties by the Directors regarding the internal control system.

(2) RESULTS OF AUDIT OF NON-CONSOLIDATED FINANCIAL STATEMENTS AND THE SUPPORTING SCHEDULES

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.

(3) RESULTS OF AUDIT OF CONSOLIDATED FINANCIAL STATEMENTS

We hereby state that the audit methods of the Accounting Auditor, KPMG AZSA & Co., and the results are appropriate.

May 15, 2008

                         The Board of Corporate Auditors, Ricoh Company, Limited
                               Corporate Auditor        Kohji Tomizawa   (seal)
                               Corporate Auditor        Shigekazu Iijima (seal)
                               Corporate Auditor        Kenji Matsuishi  (seal)
                               Corporate Auditor        Takehiko Wada    (seal)

Note: Corporate auditors Kenji Matsuishi and Takehiko Wada are outside corporate auditors in accordance with Article 2, Item 16 and Article 335, Paragraph 3 of the Corporate Law.

6. SIGNIFICANT ASSETS DISPOSED AFTER THE END OF THE FINAL FISCAL YEAR OF COMPANIES THAT EXECUTE SHARE EXCHANGE

(1) Significant assets disposed after the end of the final fiscal year of Ricoh Company, Ltd.

     Not applicable.

(2) Significant assets disposed after the end of the final fiscal year of Ricoh Elemex Corporation

     Retirement of treasury stock

     In accordance with Article 178, Paragraph 1 of the Corporation Law, Elemex resolved at the Board of Directors meeting held on May 15, 2008 to retire the treasury stock as follows. The retirement of treasury stock shall be executed between the date of the ordinary General Meeting of Shareholders and the effective date of the Share Exchange, subject to the approval of the Share Exchange Agreement with Ricoh at the Elemex ordinary General Meeting of Shareholders to be held on June 26, 2008.

          Type and number of shares resolved to be retired: 2,269,119 common stock

AGENDA 3: ELECTION OF ONE (1) DIRECTOR

     Director Makoto Hashimoto will retire from his office at the close of this ordinary general meeting of shareholders. Accordingly, the Company requests approval for the election of one

(1)  Director.

     Candidate for Director is as follows:

                                                                                                                      Number of
     Name                                                                                                          shares of the
(Date of Birth)  Biographical data and representative positions held at other companies, etc.                      Company held
--------------------------------------------------------------------------------------------------------------------------------
Kohji Sawa       April 1971    Joined Ricoh Company, Ltd.                                                             0 shares
(June 5, 1948)
                 August 1987   President of Ricoh Industrie France S.A.
                 October 1994  Manager, Imaging Equipment Marketing Department, International Division, Ricoh
                               Company, Ltd.
                 January 1996  General Manager, SOHO Division, Ricoh
                 January 1997  General Manager, Personal Division, Ricoh
                 April 1998    General Manager, Imaging System Component Production Division, Production Business
                               Group, Ricoh
                 April 2000    General Manager, Materials Supervisory Center, Production Business Group, Ricoh
                 July 2001     Head of Optical Unit Business Promotion Center, Production Business Group, Ricoh
                 June 2002     Corporate Vice President, Ricoh
                 June 2005     General Manager, Information Technology and Solution Division, Ricoh
                 April 2008    Group Executive Officer of Ricoh (to date)
                 April 2008    Corporate Senior Vice President of the Company (to date)
                 June 2008     In charge of corporate management of the Company (to date)
--------------------------------------------------------------------------------------------------------------------------------

Note: There are no conflicts of interests between the candidate and the Company.

AGENDA 4: ELECTION OF TWO (2) CORPORATE AUDITORS

     Corporate Auditors Daizaburo Ogata and Yasumasa Osada will retire from their office at the close of this ordinary general meeting of shareholders. Accordingly, the Company requests approval for the election of two (2) Corporate Auditors.

     We obtained the consent of the Board of Corporate Auditors before proposing this item.

     Candidates for Corporate Auditor are as follows:

                                                                                                                      Number of
          Name                                                                                                      shares of the
No. (Date of Birth)   Biographical data and representative positions held at other companies, etc.                  Company held
-----------------------------------------------------------------------------------------------------------------------------------
 1    Kenji Kamiya    April 1977   Joined the Company                                                                  3,000 shares
    (April 20, 1951)
                      April 2001   Product Design Group Leader, Information Equipment Business Group of the Company
                      April 2002   General Manager, Technology Center of the Company
                      April 2006   Associate Director of the Company (to date)
                      April 2008   Deputy General Manager, Quality Assurance Division of the Company (to date)
                      March 1982   Joined Ricoh Company, Ltd.
-----------------------------------------------------------------------------------------------------------------------------------
 2 Yukihiko Yamanaka  March 1997   Manager, Fund Section, Finance Department, Finance and Accounting Division,             0 shares
   (January 26, 1960)              Ricoh Company, Ltd.
                      April 2003   General Manager, IR Department, Corporate Planning Division of Ricoh (to date)
                      October 2006 General Manager, Accounting Department, Finance and Accounting Division, Ricoh
                                   (to date)
-----------------------------------------------------------------------------------------------------------------------------------

Notes:

1.   There are no conflicts of interests between the candidates and the Company.

2. Mr. Yukihiko Yamanaka is a candidate for Outside Corporate Auditor as stipulated in Item 16, Article 2 of the Corporation Law.

3. Special issues regarding the candidates for Outside Corporate Auditor are as follows.

     (1)  Reason for electing the candidate for Outside Corporate Auditor

          The Company requests approval to elect Mr. Yukihiko Yamanaka as Outside Corporate Auditor so that he can use his abundant experience and wide knowledge about finance and accounting in the audit of the corporate management.

     (2) The fact that the candidate for Outside Corporate Auditor had been an executive officer of the Company's specified entity during the past five years

          Mr. Yukihiko Yamanaka is General Manager, Accounting Department, Finance and Accounting Division, and General Manager, IR Department, Overall Corporate Planning Division of the Company's parent Ricoh Company, Ltd.

AGENDA 5: ELECTION OF ONE (1) SUBSTITUTE CORPORATE AUDITOR

     To prepare for the case that the number of Corporate Auditors does not meet that stipulated in laws and regulations, the Company requests to elect one (1) substitute Outside Corporate Auditor.

     The election of substitute Corporate Auditor is effective only before such assumption, and can be cancelled after an agreement reached at meeting of the Board of Corporate Auditors and a resolution at meeting of the Board of Directors.

     We obtained the consent of the Board of Corporate Auditors before proposing this item.

     Candidate for substitute Corporate Auditor is as follows:

                                                                                                                       Number of
        Name                                                                                                        shares of the
  (Date of Birth)    Biographical data and representative positions held at other companies, etc.                   Company held
---------------------------------------------------------------------------------------------------------------------------------
 Yoshitaka Motomura  March 1989     Joined Ricoh Company, Ltd.                                                         0 shares
(February 13, 1966)  February 1997  Ricoh Electronics, Inc.
                     January 1999   Ricoh Corporation
                     August 2006    Accounting Department, Finance and Accounting Division, Ricoh Company, Ltd.
                     October 2006   Planning Department, Finance and Accounting Division, Ricoh
                     April 2008     General Manager, Planning Department, Finance and Accounting Division, Ricoh
---------------------------------------------------------------------------------------------------------------------------------

Notes:

1.   There are no conflicts of interests between the candidates and the Company.

2. Special issues regarding the candidates for substitute Outside Corporate Auditor are as follows.

     (1) Reason for electing the candidate for substitute Outside Corporate Auditor

          The Company requests to elect Mr. Yoshitaka Motomura as substitute Outside Corporate Auditor so that he can use his abundant experience and wide knowledge about finance and accounting in the audit of the corporate management.

     (2) The fact that the candidate for substitute Outside Corporate Auditor had been an executive officer of the Company's specified entity during the past five years Mr. Yoshitaka Motomura is General Manager, Planning Department, Finance and Accounting Division of the Company's parent Ricoh Company, Ltd.

AGENDA 6: PAYMENT OF BONUSES TO DIRECTORS

The Company proposes that bonuses amounting to Yen 30 million be paid to the incumbent four (4) Directors (excluding part-time Directors) as of the end of the fiscal year under review, considering the Company's earnings results and other factors.

     The Company requests that the details such as specific amounts, timing and manner of payment be left to the decision of the Board of Directors.